SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 110.4%		
Aerospace/Defense — 4.2%		
Boeing (A)	15,361	$ 1,365
Total Aerospace/Defense		1,365
Agricultural Operations — 1.8%		
Archer-Daniels-Midland	18,335	586
Total Agricultural Operations		586
Airlines — 2.1%		
AMR*	18,130	548
UAL*	3,249	143
Total Airlines		691
Appliances — 0.6%		
Whirlpool	2,414	200
Total Appliances		200
Auto-Cars/Light Trucks — 3.4%		
Ford Motor	76,465	574
General Motors	17,021	523
Total Auto-Cars/Light Trucks		1,097
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	308	11
Total Broadcast Services/Programming		11
Cable TV — 4.4%		
Cablevision Systems, Cl A	15,413	439
DIRECTV Group*	24,463	610
EchoStar Communications, Cl A*	9,540	363
Total Cable TV		1,412
Casino Hotels — 0.9%		
Harrah's Entertainment	70	6
MGM Mirage*	4,918	282
Total Casino Hotels		288
Cellular Telecom — 1.0%		
US Cellular*	4,424	308
Total Cellular Telecom		308
Chemicals-Diversified — 0.9%		
Celanese, Ser A	8,448	219
E.I. Du Pont de Nemours	707	34
Huntsman*	1,433	27
Total Chemicals-Diversified		280
Commercial Services-Finance — 1.8%		
Western Union	25,169	564
Total Commercial Services-Finance		564
Computer Services — 2.6%		
Computer Sciences*	6,122	327
Electronic Data Systems	18,787	517
Total Computer Services		844
Computers — 10.0%		
Hewlett-Packard (A)	38,275	$ 1,577
International Business Machines (A)	17,027	1,654
Total Computers		3,231
Consumer Products-Miscellaneous — 0.2%		
Clorox	1,150	74
Total Consumer Products-Miscellaneous		74
Containers - Metal/Glass — 1.2%		
Crown Holdings*	17,488	366
Owens-Illinois*	567	10
Total Containers - Metal/Glass		376
Cosmetics & Toiletries — 0.5%		
Procter & Gamble	2,692	173
Total Cosmetics & Toiletries		173
Distribution/Wholesale — 0.0%		
Ingram Micro, Cl A*	29	1
Total Distribution/Wholesale		1
Diversified Manufacturing Operations — 3.2%		
Honeywell International	3,098	140
Tyco International (A)	29,361	893
Total Diversified Manufacturing Operations		1,033
Electric-Integrated — 1.1%		
CMS Energy*	6,034	101
Edison International	1,913	87
TXU	2,974	161
Total Electric-Integrated		349
Electronic Components-Semiconductors — 0.4%		
Agere Systems*	2,157	41
Texas Instruments	2,589	75
Total Electronic Components-Semiconductors		116
Electronic Parts Distribution — 3.8%		
Arrow Electronics* (A)	26,392	832
Avnet*	15,190	388
Total Electronic Parts Distribution		1,220
Engineering/R&D Services — 3.6%		
Fluor (A)	9,677	790
Jacobs Engineering Group*	4,350	355
Total Engineering/R&D Services		1,145
Fiduciary Banks — 0.0%		
Mellon Financial	257	11
Total Fiduciary Banks		11
Finance-Investment Banker/Broker — 10.5%		
JPMorgan Chase (A)	35,102	1,695
Lehman Brothers Holdings	7,624	596
Merrill Lynch (A)	11,517	1,072
Total Finance-Investment Banker/Broker		3,363

SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Finance-Mortgage Loan/Banker — 2.2%		
Fannie Mae	11,881	$ 706
Total Finance-Mortgage Loan/Banker		706
Food - Meat Products — 0.1%		
Tyson Foods, Cl A	1,853	30
Total Food - Meat Products		30
Food - Retail — 0.9%		
Kroger	8,958	207
Safeway	2,222	77
Total Food - Retail		284
Health Care Cost Containment — 3.6%		
McKesson (A)	23,044	1,168
Total Health Care Cost Containment		1,168
Hotels & Motels — 1.0%		
Marriott International, Cl A	6,624	316
Total Hotels & Motels		316
Independent Power Producer — 1.1%		
Dynegy, Cl A*	1,841	13
NRG Energy*	5,841	327
Total Independent Power Producer		340
Insurance Brokers — 0.4%		
AON	3,278	116
Total Insurance Brokers		116
Machinery - Pumps — 0.1%		
Flowserve*	897	45
Total Machinery - Pumps		45
Machinery-Construction & Mining — 1.7%		
Terex*	8,281	535
Total Machinery-Construction & Mining		535
Medical-Biomedical/Genetic — 1.2%		
Genentech*	4,910	398
Total Medical - Biomedical/Genetic		398
Medical-HMO — 1.0%		
Humana*	5,880	325
Total Medical - HMO		325
Medical-Wholesale Drug Distributors — 4.1%		
AmerisourceBergen	4,631	208
Cardinal Health (A)	17,189	1,108
Total Medical-Wholesale Drug Distributors		1,316
Metal - Copper — 0.1%		
Phelps Dodge	232	28
Total Metal - Copper		28

Description	Shares	Value (000)
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold, Cl B	444	$ 25
Total Metal-Diversified		25
Multi-Line Insurance — 0.3%		
American Financial Group	2,073	74
CNA Financial*	397	16
Total Multi-Line Insurance		90
Oil & Gas Drilling — 2.4%		
Transocean* (A)	9,590	776
Total Oil & Gas Drilling		776
Oil Companies-Integrated — 7.9%		
ConocoPhillips	3,364	242
Exxon Mobil (A)	29,973	2,297
Total Oil Companies-Integrated		2,539
Pharmacy Services — 3.0%		
Caremark Rx	462	26
Medco Health Solutions* (A)	17,718	947
Total Pharmacy Services		973
Photo Equipment & Supplies — 1.5%		
Eastman Kodak	19,280	497
Total Photo Equipment & Supplies		497
Reinsurance — 0.1%		
Transatlantic Holdings	695	43
Total Reinsurance		43
REITs - Hotels — 1.8%		
Host Hotels & Resorts	22,986	564
Total REITs - Hotels		564
REITs - Office Property — 0.0%		
Equity Office Properties Trust	197	10
Total REITs - Office Property		10
Retail - Automobile — 0.2%		
Autonation*	2,415	52
Total Retail - Automobile		52
Retail - Consumer Electronics — 0.0%		
Circuit City Stores	224	4
Total Retail - Consumer Electronics		4
Retail-Discount — 3.3%		
Wal-Mart Stores (A)	23,039	1,064
Total Retail-Discount		1,064
Retail-Office Supplies — 0.2%		
Office Depot*	1,312	50
Total Retail-Office Supplies		50

SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund
December 31, 2006 (Unaudited)

Description	Shares/Face Amount (000)	Value (000)
Rubber - Tires — 1.4%		
Goodyear Tire & Rubber*	21,378	$ 449
Total Rubber - Tires		449
S&L/Thrifts-Western US — 2.2%		
Washington Mutual	15,604	710
Total S&L/Thrifts-Western US		710
Super-Regional Banks-US — 3.1%		
Bank of America	8,810	470
Wachovia	9,528	543
Total Super-Regional Banks-US		1,013
Telephone-Integrated — 3.1%		
AT&T	8,908	319
BellSouth	3,547	167
Qwest Communications International*	62,253	521
Total Telephone-Integrated		1,007
Tobacco — 2.9%		
Altria Group	294	25
Loews Corp - Carolina Group (A)	13,960	904
Total Tobacco		929
Transport - Services — 0.6%		
FedEx	1,918	208
Total Transport - Services		208
Wireless Equipment — 0.6%		
Motorola	8,574	176
Total Wireless Equipment		176
Total Common Stock (Cost $31,990)		35,524
U.S. TREASURY OBLIGATIONS — 0.4%		
U.S. Treasury Bill (B) (C) 5.063%, 01/11/07	$ 150	150
Total U.S. Treasury Obligations (Cost $150)		150
WARRANTS — 0.0%		
Alcatel-Lucent, Expires 12/10/07*	8,891	3
Total Warrants (Cost $ —)		3
REPURCHASE AGREEMENT — 3.9%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,251,006 (collateralized by a U.S. Government obligation, par value $1,680,000, 0.00%, 08/08/12, total market value $1,279,858)(D)	$ 1,250	1,250
Total Repurchase Agreement (Cost $1,250)		1,250
Total Investments — 114.7% (Cost $33,390) †		36,927

Description	Shares	Value (000)
SECURITIES SOLD SHORT — (18.0)%		
COMMON STOCK — (18.0)%		
Advertising Services — (0.2)%		
R.H. Donnelley	(1,040)	$ (65)
Total Advertising Services		(65)
Aerospace/Defense-Equipment — (0.0)%		
DRS Technologies	(144)	(8)
Total Aerospace/Defense-Equipment		(8)
Airlines — (0.4)%		
Southwest Airlines	(8,089)	(124)
Total Airlines		(124)
Applications Software — (2.1)%		
Red Hat*	(1,028)	(24)
Salesforce.com*	(17,555)	(640)
Total Applications Software		(664)
Broadcast Services/Programming — (1.6)%		
Discovery Holding, Cl A*	(32,508)	(523)
Total Broadcast Services/Programming		(523)
Computers-Integrated Systems — (0.1)%		
Riverbed Technology*	(1,457)	(45)
Total Computers-Integrated Systems		(45)
Data Processing/Management — (1.0)%		
Fair Isaac	(324)	(13)
NAVTEQ*	(8,836)	(309)
Total Data Processing/Management		(322)
Electronic Components - Miscellaneous — (3.1)%		
Gentex	(64,925)	(1,010)
Total Electronic Components – Miscellaneous		(1,010)
Electronic Components-Semiconductors — (2.9)%		
PMC-Sierra*	(73,975)	(496)
Rambus*	(3,889)	(74)
Silicon Laboratories*	(10,467)	(363)
Total Electronic Components-Semiconductors		(933)
Hazardous Waste Disposal — (0.1)%		
Stericycle*	(458)	(35)
Total Hazardous Waste Disposal		(35)
Industrial Audio & Video Products — (0.1)%		
Dolby Laboratories, Cl A*	(1,039)	(32)
Total Industrial Audio & Video Products		(32)
Medical Instruments — (1.1)%		
Boston Scientific*	(20,961)	(360)
Total Medical Instruments		(360)

SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — (0.1)%		
Millennium Pharmaceuticals*	(3,903)	$ (43)
Total Medical - Biomedical/Genetic		(43)
Paper & Related Products — (0.5)%		
Louisiana-Pacific	(7,629)	(164)
Total Paper & Related Products		(164)
Radio — (1.2)%		
XM Satellite Radio, Cl A*	(25,754)	(372)
Total Radio		(372)
Retirement/Aged Care — (0.5)%		
Brookdale Senior Living	(2,931)	(141)
Total Retirement/Aged Care		(141)
S&L/Thrifts - Eastern US — (1.0)%		
Hudson City Bancorp	(22,112)	(307)
Total S&L/Thrifts - Eastern US		(307)
Schools — (0.2)%		
Career Education*	(2,279)	(56)
Total Schools		(56)
Telecom Equipment - Fiber Optics — (0.1)%		
Ciena*	(1,086)	(30)
Total Telecom Equipment - Fiber Optics		(30)
Television — (0.2)%		
Hearst-Argyle Television	(2,746)	(70)
Total Television		(70)
Therapeutics — (1.5)%		
Amylin Pharmaceticals*	(13,597)	(490)
Total Therapeutics		(490)
Total Securities Sold Short (Proceeds $(6,099))		(5,794)
Other Assets and Liabilities, Net — 3.3%		1,052
Net Assets — 100.0%		$ 32,185

* Non-income producing security.

(A) — All or a portion of the security has been pledged as collateral for securities sold short.
(B) — All or a portion of the security has been pledged as collateral for open futures contracts.
(C) — The rate reported represents the security's effective yield at time of purchase.
(D) — Tri-party repurchase agreement.

Cl — Class
HMO — Health Maintenance Organization
REITs — Real Estate Investment Trusts
R&D — Research and Development
S&L — Savings and Loan
Ser — Series

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments, excluding securities sold short and open futures contracts, was $33,390 (000), and the unrealized appreciation and depreciation were $4,513 (000) and $(976) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

The Fund had the following futures contracts open as of December 31, 2006:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)
S&P 500 Composite E-Mini Index — Long	1	71	March 2007	$ –
S&P 500 Composite Index — Long	9	3,214	March 2007	17
				$ 17

Amounts designated as "–" are either $0 or have been rounded to $0.

SCHEDULE OF INVESTMENTS

Old Mutual Barrow Hanley Value Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 100.6%		
Aerospace/Defense — 2.7%		
Northrop Grumman	57,600	$ 3,900
Total Aerospace/Defense		3,900
Beverages-Wine/Spirits — 4.0%		
Diageo ADR	72,900	5,782
Total Beverages-Wine/Spirits		5,782
Chemicals-Diversified — 2.5%		
Lyondell Chemical	138,600	3,544
Total Chemicals-Diversified		3,544
Computers — 2.8%		
Hewlett-Packard	100,000	4,119
Total Computers		4,119
Cruise Lines — 2.5%		
Carnival	72,300	3,546
Total Cruise Lines		3,546
Diversified Manufacturing Operations — 8.2%		
General Electric	121,800	4,532
Honeywell International	67,000	3,031
Illinois Tool Works	91,200	4,213
Total Diversified Manufacturing Operations		11,776
Electric-Integrated — 9.1%		
Dominion Resources	22,300	1,870
Duke Energy	174,000	5,778
Entergy	59,100	5,456
Total Electric-Integrated		13,104
Finance-Credit Card — 2.8%		
American Express	65,900	3,998
Total Finance-Credit Card		3,998
Finance-Investment Banker/Broker — 6.6%		
Citigroup	92,300	5,141
Merrill Lynch	47,200	4,394
Total Finance-Investment Banker/Broker		9,535
Finance-Mortgage Loan/Banker — 3.7%		
Freddie Mac	79,400	5,391
Total Finance-Mortgage Loan/Banker		5,391
Food-Miscellaneous/Diversified — 1.4%		
ConAgra Foods	72,300	1,952
Total Food-Miscellaneous/Diversified		1,952

Description	Shares	Value (000)
Medical-Drugs — 11.1%		
Bristol-Myers Squibb	215,300	$ 5,667
Pfizer	196,000	5,076
Wyeth	105,300	5,362
Total Medical-Drugs		16,105
Medical-HMO — 3.3%		
WellPoint*	61,200	4,816
Total Medical-HMO		4,816
Multi-Line Insurance — 6.6%		
Allstate	72,500	4,720
American International Group	66,700	4,780
Total Multi-Line Insurance		9,500
Oil Companies-Integrated — 3.2%		
Occidental Petroleum	94,800	4,629
Total Oil Companies-Integrated		4,629
Pipelines — 3.5%		
El Paso	335,300	5,123
Total Pipelines		5,123
Publishing-Periodicals — 0.2%		
Idearc*	9,450	271
Total Publishing-Periodicals		271
Super-Regional Banks-US — 6.0%		
Bank of America	102,500	5,472
Capital One Financial	41,300	3,173
Total Super-Regional Banks-US		8,645
Telephone-Integrated — 3.6%		
Verizon Communications	140,700	5,240
Total Telephone-Integrated		5,240
Tobacco — 11.8%		
Altria Group	124,800	10,711
Imperial Tobacco Group ADR	80,300	6,346
Total Tobacco		17,057
Tools-Hand Held — 2.2%		
Stanley Works	63,600	3,199
Total Tools-Hand Held		3,199
Wireless Equipment — 2.8%		
Nokia ADR	200,000	4,064
Total Wireless Equipment		4,064
Total Common Stock (Cost $113,472)		145,296

SCHEDULE OF INVESTMENTS

Old Mutual Barrow Hanley Value Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 0.0%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,088 (collateralized by a U.S. Government obligation, par value $2,000, 0.00%, 03/27/07, total market value $1,975) (A)	$ 1	$ 1
Total Repurchase Agreement (Cost $1)		1
Total Investments — 100.6% (Cost $113,473) †		145,297
Other Assets and Liabilities, Net — (0.6)%		(833)
Net Assets — 100.0%		$ 144,464

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
HMO — Health Maintenance Organization

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $113,473 (000), and the unrealized appreciation and depreciation were $32,595 (000) and $(771) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology and Communications Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 100.6%		
Advertising Sales — 1.6%		
Lamar Advertising, Cl A*	42,100	$ 2,753
Total Advertising Sales		2,753
Aerospace/Defense — 3.1%		
Lockheed Martin	59,400	5,469
Total Aerospace/Defense		5,469
Applications Software — 3.6%		
Microsoft	214,100	6,393
Total Applications Software		6,393
Casino Services — 2.2%		
International Game Technology	82,200	3,798
Total Casino Services		3,798
Cellular Telecommunications — 2.3%		
NII Holdings*	62,000	3,995
Total Cellular Telecommunications		3,995
Chemicals-Plastics — 0.9%		
Metabolix*	84,000	1,591
Total Chemicals-Plastics		1,591
Commercial Services — 1.9%		
Alliance Data Systems*	54,202	3,386
Total Commercial Services		3,386
Communications Software — 1.1%		
DivX*	82,000	1,892
Total Communications Software		1,892
Computer Services — 1.0%		
Cognizant Technology Solutions, Cl A*	22,300	1,721
Total Computer Services		1,721
Computers — 12.1%		
Apple*	93,600	7,941
Hewlett-Packard	142,000	5,849
International Business Machines	58,200	5,654
Research In Motion*	13,400	1,712
Total Computers		21,156
Computers-Integrated Systems — 1.0%		
Riverbed Technology*	58,850	1,807
Total Computers-Integrated Systems		1,807
Computers-Memory Devices — 4.0%		
Isilon Systems*	34,824	961
Network Appliance*	112,100	4,403
SanDisk*	37,500	1,614
Total Computers-Memory Devices		6,978

Description	Shares	Value (000)
Computers-Peripheral Equipment — 1.8%		
Synaptics*	105,800	$ 3,141
Total Computers-Peripheral Equipment		3,141
Data Processing/Management — 1.3%		
Fiserv*	43,000	2,254
Total Data Processing/Management		2,254
E-Commerce/Services — 0.0%		
Move*	935	5
Total E-Commerce/Services		5
Electronic Components-Semiconductors — 9.2%		
Broadcom, Cl A* (A)	228,946	7,397
Intel	83,900	1,699
IPG Photonics*	39,710	953
Nvidia*	83,985	3,108
QLogic*	132,500	2,905
Total Electronic Components-Semiconductors		16,062
Electronic Design Automation — 1.3%		
Synopsys*	86,000	2,299
Total Electronic Design Automation		2,299
Electronic Forms — 3.2%		
Adobe Systems*	134,406	5,527
Total Electronic Forms		5,527
Electronic Measuring Instruments — 1.6%		
Trimble Navigation*	56,900	2,886
Total Electronic Measuring Instruments		2,886
Energy-Alternate Sources — 1.2%		
First Solar*	68,300	2,035
Total Energy-Alternate Sources		2,035
Enterprise Software/Services — 1.9%		
Oracle*	193,900	3,323
Total Enterprise Software/Services		3,323
Instruments-Controls — 2.0%		
Thermo Fisher Scientific*	78,400	3,551
Total Instruments-Controls		3,551
Instruments-Scientific — 1.9%		
Applera - Applied Biosystems Group	89,800	3,295
Total Instruments-Scientific		3,295
Internet Application Software — 1.2%		
Interwoven*	146,300	2,146
Total Internet Application Software		2,146
Internet Connective Services — 1.6%		
Internap Network Services*	137,800	2,738
Total Internet Connective Services		2,738

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology and Communications Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Internet Infrastructure Software — 3.4%		
Akamai Technologies*	45,500	$ 2,417
F5 Networks*	34,100	2,531
Opsware*	121,793	1,074
Total Internet Infrastructure Software		6,022
Medical Instruments — 1.4%		
Intuitive Surgical*	26,100	2,503
Total Medical Instruments		2,503
Medical-Biomedical/Genetic — 3.4%		
Celgene*	64,907	3,734
Genentech*	27,000	2,190
Total Medical-Biomedical/Genetic		5,924
Medical-Drugs — 2.8%		
Shire ADR	78,400	4,842
Total Medical-Drugs		4,842
Networking Products — 4.3%		
Cisco Systems*	273,100	7,464
Total Networking Products		7,464
Semiconductor Equipment — 6.8%		
Applied Materials	241,900	4,463
ASML Holdings*	76,700	1,889
Lam Research*	61,100	3,093
Varian Semiconductor Equipment Associates*	55,600	2,531
Total Semiconductor Equipment		11,976
Telecommunications Equipment — 1.7%		
Harris	64,100	2,940
Total Telecommunications Equipment		2,940
Telecommunications Services — 1.6%		
NeuStar, Cl A*	87,728	2,846
Total Telecommunications Services		2,846
Web Portals/ISP — 4.4%		
Google, Cl A*	16,900	7,782
Total Web Portals/ISP		7,782
Wireless Equipment — 6.3%		
American Tower, Cl A*	106,600	3,974
Ericsson ADR	44,100	1,774
Qualcomm	141,600	5,351
Total Wireless Equipment		11,099
X-Ray Equipment — 1.5%		
Hologic*	56,500	2,671
Total X-Ray Equipment		2,671
Total Common Stock (Cost $135,148)		176,270

Description	Shares/Face Amount (000)/Contracts	Value (000)
WARRANTS — 0.0%		
Alcatel-Lucent, Expires 12/10/07*	1,046	$ —
Total Warrants (Cost $ —)		—
REPURCHASE AGREEMENT — 0.3%		
Morgan Stanley 5.10%, dated 12/29/06, to be purchased on 01/02/07, repurchase price $506,999 (collateralized by a U.S. Government obligation, par value $515,000, 5.50%, 06/22/11, total market value $519,573) (B)	$ 507	507
Total Repurchase Agreement (Cost $507)		507
Total Investments — 100.9% (Cost $135,655) †		176,777
WRITTEN OPTIONS — (0.1)%		
Broadcom, February 2007, 32.50 Call*	(820)	(172)
Total Written Options (Proceeds $(154))		(172)
Other Assets and Liabilities, Net — (0.8)%		(1,399)
Net Assets — 100.0%		$ 175,206

* Non-income producing security.

(A) — All or a portion of the security has been pledged as collateral for open written option contracts.
(B) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider

Cost figures are shown with "000's" omitted.
Amounts designated as "–" are either $0 or have been rounded to $0.

† At December 31, 2006, the tax basis cost of the Fund's investments, excluding written options, was $136,278 (000), and the unrealized appreciation and depreciation were $ 42,447 (000) and $(1,948) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Emerging Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.8%		
Aerospace/Defense-Equipment — 1.7%		
BE Aerospace*	103,839	$ 2,667
Total Aerospace/Defense-Equipment		2,667
Applications Software — 3.8%		
American Reprographics*	70,800	2,358
Nuance Communications*	316,500	3,627
Total Applications Software		5,985
Auto-Medium & Heavy Duty Trucks — 0.6%		
Force Protection*	57,733	1,005
Total Auto-Medium & Heavy Duty Trucks		1,005
Auto/Truck Parts & Equipment-Original — 0.7%		
Amerigon*	114,013	1,101
Total Auto/Truck Parts & Equipment-Original		1,101
Commercial Banks-Eastern US — 1.0%		
Signature Bank*	47,950	1,486
Total Commercial Banks-Eastern US		1,486
Commercial Banks-Western US — 0.6%		
Community Bancorp*	32,392	978
Total Commercial Banks-Western US		978
Commercial Services — 3.9%		
CoStar Group*	29,593	1,585
ExlService Holdings*	40,181	845
PeopleSupport*	48,061	1,012
Providence Service*	60,150	1,511
TeleTech Holdings*	46,050	1,100
Total Commercial Services		6,053
Computer Software — 0.6%		
Double-Take Software*	73,600	948
Total Computer Software		948
Computers — 1.8%		
Rackable Systems*	92,568	2,867
Total Computers		2,867
Computers-Memory Devices — 2.1%		
Simpletech*	257,850	3,270
Total Computers-Memory Devices		3,270
Computers-Peripheral Equipment — 0.6%		
Sigma Designs*	39,406	1,003
Total Computers-Peripheral Equipment		1,003
Consulting Services — 5.9%		
Advisory Board*	45,300	2,425
Corporate Executive Board	37,122	3,256
Huron Consulting Group*	30,398	1,378
LECG*	113,639	2,100
Total Consulting Services		9,159

Description	Shares	Value (000)
Diagnostic Kits — 1.5%		
Quidel*	176,531	$ 2,404
Total Diagnostic Kits		2,404
Diversified Manufacturing Operations — 3.5%		
ESCO Technologies*	118,707	5,394
Total Diversified Manufacturing Operations		5,394
Drug Delivery Systems — 0.7%		
Noven Pharmaceuticals*	45,350	1,154
Total Drug Delivery Systems		1,154
E-Services/Consulting — 0.5%		
Perficient*	48,486	796
Total E-Services/Consulting		796
Educational Software — 2.0%		
Blackboard*	105,500	3,169
Total Educational Software		3,169
Electronic Design Automation — 0.6%		
Comtech Group*	52,250	950
Total Electronic Design Automation		950
Engineering/R&D Services — 0.7%		
Stanley*	67,000	1,133
Total Engineering/R&D Services		1,133
Enterprise Software/Services — 0.7%		
Concur Technologies*	68,750	1,103
Total Enterprise Software/Services		1,103
Entertainment Software — 1.2%		
THQ*	59,400	1,932
Total Entertainment Software		1,932
Finance-Commercial — 0.5%		
Newstar Financial*	43,500	803
Total Finance-Commercial		803
Finance-Investment Banker/Broker — 2.4%		
Evercore Partners, Cl A*	40,375	1,488
Greenhill	30,950	2,284
Total Finance-Investment Banker/Broker		3,772
Finance-Other Services — 1.8%		
GFI Group*	24,400	1,519
International Securities Exchange Holdings	27,801	1,301
Total Finance-Other Services		2,820
Gambling (Non-Hotel) — 2.4%		
Pinnacle Entertainment*	113,750	3,770
Total Gambling (Non-Hotel)		3,770

SCHEDULE OF INVESTMENTS

Old Mutual Emerging Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Human Resources — 1.6%		
Kenexa*	75,507	$ 2,511
Total Human Resources		2,511
Import/Export — 0.4%		
Castle Brands*	97,773	609
Total Import/Export		609
Internet Application Software — 2.6%		
DealerTrack Holdings*	80,805	2,377
Vocus*	99,759	1,676
Total Internet Application Software		4,053
Internet Connective Services — 1.1%		
Cogent Communications Group*	102,643	1,665
Total Internet Connective Services		1,665
Internet Infrastructure Software — 0.7%		
Opsware*	127,536	1,125
Total Internet Infrastructure Software		1,125
Intimate Apparel — 0.2%		
Tefron	25,749	270
Total Intimate Apparel		270
Investment Management/Advisory Services — 1.9%		
Affiliated Managers Group*	28,200	2,965
Total Investment Management/Advisory Services		2,965
Medical Imaging Systems — 1.5%		
Vital Images*	65,300	2,272
Total Medical Imaging Systems		2,272
Medical Information Systems — 2.1%		
Allscripts Healthcare Solutions*	71,500	1,930
Phase Forward*	91,050	1,364
Total Medical Information Systems		3,294
Medical Instruments — 2.0%		
Conceptus*	145,850	3,105
Total Medical Instruments		3,105
Medical-Biomedical/Genetic — 2.8%		
Keryx Biopharmaceuticals*	152,900	2,034
Lifecell*	33,700	813
Nektar Therapeutics*	96,200	1,463
Total Medical-Biomedical/Genetic		4,310
Medical-Drugs — 4.9%		
Adams Respiratory Therapeutics*	131,925	5,384
Santarus*	297,950	2,333
Total Medical-Drugs		7,717
Medical-Outpatient/Home Medical — 2.7%		
Radiation Therapy Services*	131,425	4,143
Total Medical-Outpatient/Home Medical		4,143

Description	Shares	Value (000)
Metal Processors & Fabricators — 1.2%		
Ladish*	51,555	$ 1,912
Total Metal Processors & Fabricators		1,912
Networking Products — 1.3%		
Atheros Communications*	96,200	2,051
Total Networking Products		2,051
Oil Companies-Exploration & Production — 2.2%		
Arena Resources*	19,700	841
ATP Oil & Gas*	24,050	952
Berry Petroleum, Cl A	31,250	969
Parallel Petroleum*	42,450	746
Total Oil Companies-Exploration & Production		3,508
Oil Field Machinery & Equipment — 2.3%		
Dresser-Rand Group*	109,950	2,691
Metretek Technologies*	78,350	965
Total Oil Field Machinery & Equipment		3,656
Oil-Field Services — 1.2%		
Hercules Offshore*	25,100	725
W-H Energy Services*	23,100	1,125
Total Oil-Field Services		1,850
Physical Therapy/Rehabilitation Centers — 2.6%		
Psychiatric Solutions*	106,745	4,005
Total Physical Therapy/Rehabilitation Centers		4,005
Retail-Apparel/Shoe — 1.8%		
Children's Place*	22,350	1,420
Tween Brands*	36,450	1,455
Total Retail-Apparel/Shoe		2,875
Retail-Arts & Crafts — 0.6%		
AC Moore Arts & Crafts*	46,400	1,005
Total Retail-Arts & Crafts		1,005
Retail-Restaurants — 1.7%		
BJ's Restaurants*	42,600	861
Chipotle Mexican Grill, Cl A*	30,250	1,724
Total Retail-Restaurants		2,585
Retail-Sporting Goods — 1.7%		
Hibbett Sporting Goods*	50,065	1,528
Zumiez*	37,800	1,117
Total Retail-Sporting Goods		2,645
Schools — 3.9%		
Capella Education*	53,900	1,307
Devry	40,775	1,142
ITT Educational Services*	29,150	1,934
Strayer Education	16,500	1,750
Total Schools		6,133

SCHEDULE OF INVESTMENTS

Old Mutual Emerging Growth Fund
December 31, 2006 (Unaudited)

Description	Shares/Face Amount (000)	Value (000)
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	130,900	$ 1,160
Total Semiconductor Components-Integrated Circuits		1,160
Telecommunications Equipment — 2.6%		
CommScope*	134,050	4,086
Total Telecommunications Equipment		4,086
Telecommunications Services — 2.6%		
Cbeyond*	56,202	1,719
Orbcomm*	114,950	1,014
Time Warner Telecom, Cl A*	62,900	1,254
Total Telecommunications Services		3,987
Therapeutics — 1.0%		
Theravance*	50,850	1,571
Total Therapeutics		1,571
Transactional Software — 2.9%		
Innerworkings*	51,143	816
Transaction Systems Architects*	58,400	1,902
VeriFone Holdings*	50,791	1,798
Total Transactional Software		4,516
Web Hosting/Design — 1.2%		
Equinix*	23,700	1,792
Total Web Hosting/Design		1,792
Wire & Cable Products — 1.4%		
General Cable*	29,735	1,300
Superior Essex*	28,525	948
Total Wire & Cable Products		2,248
Wound, Burn & Skin Care — 0.6%		
Obagi Medical Products*	83,700	863
Total Wound, Burn & Skin Care		863
Total Common Stock (Cost $136,153)		156,209
REPURCHASE AGREEMENT — 1.4%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $2,207,858 (collateralized by a U.S. Government obligation, par value $2,250,000, 5.78%, 06/20/11, total market value $2,256,761) (A)	$ 2,207	2,207
Total Repurchase Agreement (Cost $2,207)		2,207
Total Investments — 101.2% (Cost $138,360) †		158,416
Other Assets and Liabilities, Net — (1.2)%		(1,814)
Net Assets — 100.0%		$ 156,602

* Non-income producing security.

(A) — Tri-party repurchase agreement

Cl — Class
R&D — Research & Development

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $138,981 (000), and the unrealized appreciation and depreciation were $21,963 (000) and $(2,528) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Focused Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 95.1%		
Applications Software — 8.2%		
Microsoft	96,300	$ 2,875
Total Applications Software		2,875
Beverages-Non-Alcoholic — 3.8%		
Coca-Cola	27,800	1,341
Total Beverages-Non-Alcoholic		1,341
Cable TV — 1.9%		
Comcast, Cl A*	16,300	683
Total Cable TV		683
Chemicals-Diversified — 3.5%		
E.I. Du Pont de Nemours	24,870	1,211
Total Chemicals-Diversified		1,211
Computers — 2.5%		
Dell*	34,200	858
Total Computers		858
Computers-Memory Devices — 4.8%		
EMC*	127,900	1,688
Total Computers-Memory Devices		1,688
Data Processing/Management — 3.4%		
Automatic Data Processing	23,900	1,177
Total Data Processing/Management		1,177
Diversified Manufacturing Operations — 14.9%		
3M	18,000	1,403
Dover	19,760	968
General Electric	76,100	2,832
Total Diversified Manufacturing Operations		5,203
Finance-Investment Banker/Broker — 2.4%		
Morgan Stanley	10,500	855
Total Finance-Investment Banker/Broker		855
Food-Miscellaneous/Diversified — 4.1%		
Unilever	52,900	1,442
Total Food-Miscellaneous/Diversified		1,442
Food-Wholesale/Distribution — 3.0%		
Sysco	28,100	1,033
Total Food-Wholesale/Distribution		1,033
Insurance Brokers — 1.9%		
Marsh & McLennan	22,200	681
Total Insurance Brokers		681
Internet Security — 3.1%		
Symantec*	52,381	1,092
Total Internet Security		1,092

Description	Shares	Value (000)
Medical Instruments — 3.5%		
Medtronic	23,000	$ 1,231
Total Medical Instruments		1,231
Medical-Drugs — 4.1%		
Pfizer	26,800	694
Wyeth	14,300	728
Total Medical-Drugs		1,422
Metal-Aluminum — 2.8%		
Alcoa	32,700	981
Total Metal-Aluminum		981
Multi-Line Insurance — 5.5%		
Hartford Financial Services Group	8,000	747
XL Capital, Cl A	16,500	1,188
Total Multi-Line Insurance		1,935
Networking Products — 2.9%		
Cisco Systems*	37,000	1,011
Total Networking Products		1,011
Non-Hazardous Waste Disposal — 1.4%		
Waste Management	13,500	496
Total Non-Hazardous Waste Disposal		496
Pipelines — 2.7%		
El Paso	61,700	943
Total Pipelines		943
Property/Casualty Insurance — 2.8%		
St. Paul Travelers	18,100	972
Total Property/Casualty Insurance		972
Reinsurance — 2.8%		
Berkshire Hathaway, Cl A*	9	990
Total Reinsurance		990
Retail-Drug Store — 2.2%		
CVS	25,090	776
Total Retail-Drug Store		776
Semiconductor Components-Integrated Circuits — 3.0%		
Maxim Integrated Products	33,970	1,040
Total Semiconductor Components-Integrated Circuits		1,040
Semiconductor Equipment — 1.7%		
Applied Materials	33,100	611
Total Semiconductor Equipment		611
Wireless Equipment — 2.2%		
Nokia ADR	37,600	764
Total Wireless Equipment		764
Total Common Stock (Cost $29,307)		33,311

SCHEDULE OF INVESTMENTS

Old Mutual Focused Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 4.2%		
Morgan Stanley 5.05%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,471,144 (collateralized by a U.S. Government obligation, par value $4,094,785, 6.375%, 08/15/27, total market value $1,499,428) (A)	$ 1,470	$ 1,470
Total Repurchase Agreement (Cost $1,470)		1,470
Total Investments — 99.3% (Cost $30,777) †		34,781
Other Assets and Liabilities, Net — 0.7%		234
Net Assets — 100.0%		$ 35,015

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $30,811 (000), and the unrealized appreciation and depreciation were $4,063 (000) and $(93) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.6%		
Advanced Materials/Products — 0.2%		
Ceradyne*	23,150	$ 1,308
Total Advanced Materials/Products		1,308
Advertising Sales — 0.3%		
Focus Media Holding ADR*	23,060	1,531
Total Advertising Sales		1,531
Agricultural Chemicals — 0.6%		
Agrium	43,950	1,384
Syngenta ADR	56,525	2,099
Total Agricultural Chemicals		3,483
Agricultural Operations — 0.3%		
Bunge	23,340	1,692
Total Agricultural Operations		1,692
Airlines — 1.0%		
Continental Airlines, Cl B*	77,021	3,177
US Airways Group*	41,670	2,244
Total Airlines		5,421
Apparel Manufacturers — 2.3%		
Coach*	137,863	5,923
Guess?*	54,250	3,441
Polo Ralph Lauren	42,290	3,284
Total Apparel Manufacturers		12,648
Auction House/Art Dealer — 0.4%		
Sotheby's	72,025	2,234
Total Auction House/Art Dealer		2,234
Audio/Video Products — 0.6%		
Harman International	33,340	3,331
Total Audio/Video Products		3,331
Auto-Medium & Heavy Duty Trucks — 0.9%		
Oshkosh Truck	105,650	5,116
Total Auto-Medium & Heavy Duty Trucks		5,116
Batteries/Battery Systems — 0.2%		
Energy Conversion Devices*	37,649	1,279
Total Batteries/Battery Systems		1,279
Beverages-Non-Alcoholic — 0.3%		
Hansen Natural*	44,880	1,512
Total Beverages-Non-Alcoholic		1,512
Beverages-Wine/Spirits — 0.8%		
Constellation Brands, Cl A*	148,350	4,305
Total Beverages-Wine/Spirits		4,305
Building-Residential/Commercial — 1.1%		
KB Home	51,925	$ 2,663
Pulte Homes	95,550	3,164
Total Building-Residential/Commercial		5,827
Casino Hotels — 0.9%		
Wynn Resorts*	50,690	4,757
Total Casino Hotels		4,757
Casino Services — 1.2%		
International Game Technology	145,150	6,706
Total Casino Services		6,706
Cellular Telecommunications — 2.0%		
Leap Wireless International*	25,887	1,540
NII Holdings*	142,630	9,191
Total Cellular Telecommunications		10,731
Commercial Banks Non-US — 0.7%		
HDFC Bank ADR	47,975	3,621
Total Commercial Banks Non-US		3,621
Commercial Banks-Southern US — 0.8%		
Compass Bancshares	57,450	3,427
Synovus Financial	26,280	810
Total Commercial Banks-Southern US		4,237
Commercial Services-Finance — 1.1%		
Euronet Worldwide*	50,650	1,504
Wright Express*	138,950	4,331
Total Commercial Services-Finance		5,835
Computer Services — 1.4%		
Cognizant Technology Solutions, Cl A*	62,751	4,842
SRA International, Cl A*	102,625	2,744
Total Computer Services		7,586
Computer Software — 0.8%		
Blackbaud	164,050	4,265
Total Computer Software		4,265
Computers-Memory Devices — 1.1%		
Isilon Systems*	40,060	1,106
Network Appliance*	85,340	3,352
SanDisk*	31,330	1,348
Total Computers-Memory Devices		5,806
Computers-Peripheral Equipment — 0.7%		
Logitech International*	124,400	3,557
Total Computers-Peripheral Equipment		3,557
Consumer Products-Miscellaneous — 0.5%		
Jarden*	85,025	2,958
Total Consumer Products-Miscellaneous		2,958

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	72,700	$ 1,341
Total Containers-Metal/Glass		1,341
Data Processing/Management — 1.4%		
Fiserv*	66,130	3,467
NAVTEQ*	44,650	1,561
Paychex	68,130	2,694
Total Data Processing/Management		7,722
Diagnostic Equipment — 0.5%		
Cytyc*	89,150	2,523
Total Diagnostic Equipment		2,523
Dialysis Centers — 0.8%		
DaVita*	76,000	4,323
Total Dialysis Centers		4,323
Diversified Manufacturing Operations — 0.8%		
Harsco	26,730	2,034
Roper Industries	45,490	2,286
Total Diversified Manufacturing Operations		4,320
E-Commerce/Products — 0.8%		
Nutri/System*	70,630	4,477
Total E-Commerce/Products		4,477
E-Commerce/Services — 0.3%		
Ctrip.com International ADR*	27,300	1,706
Total E-Commerce/Services		1,706
E-Marketing/Information — 1.2%		
aQuantive*	201,530	4,970
Digital River*	31,610	1,763
Total E-Marketing/Information		6,733
Electric Products-Miscellaneous — 0.5%		
Ametek	87,300	2,780
Total Electric Products-Miscellaneous		2,780
Electric-Integrated — 1.1%		
Entergy	27,000	2,493
Northeast Utilities	118,025	3,323
Total Electric-Integrated		5,816
Electric-Transmission — 0.7%		
ITC Holdings	98,300	3,922
Total Electric-Transmission		3,922
Electronic Components-Semiconductors — 2.7%		
Altera*	125,760	2,475
MEMC Electronic Materials*	62,320	2,439
Microchip Technology	78,250	2,559
Nvidia*	127,470	4,718
QLogic*	104,070	2,281
Total Electronic Components-Semiconductors		14,472

Description	Shares	Value (000)
Electronics-Military — 1.2%		
L-3 Communications Holdings	76,700	$ 6,273
Total Electronics-Military		6,273
Engineering/R&D Services — 2.6%		
EMCOR Group*	107,500	6,111
McDermott International*	157,682	8,020
Total Engineering/R&D Services		14,131
Entertainment Software — 1.0%		
Activision*	150,230	2,590
Electronic Arts*	51,660	2,602
Total Entertainment Software		5,192
Fiduciary Banks — 0.5%		
Northern Trust	46,540	2,824
Total Fiduciary Banks		2,824
Finance-Investment Banker/Broker — 1.2%		
Greenhill	26,000	1,919
TD Ameritrade Holding*	279,515	4,522
Total Finance-Investment Banker/Broker		6,441
Finance-Other Services — 1.8%		
Chicago Mercantile Exchange Holdings, Cl A	8,025	4,091
IntercontinentalExchange*	33,740	3,641
Nasdaq Stock Market*	64,680	1,991
Total Finance-Other Services		9,723
Financial Guarantee Insurance — 0.8%		
PMI Group	89,975	4,244
Total Financial Guarantee Insurance		4,244
Food-Baking — 0.7%		
Flowers Foods	138,100	3,727
Total Food-Baking		3,727
Food-Confectionery — 0.6%		
WM Wrigley Jr.	66,350	3,432
Total Food-Confectionery		3,432
Food-Miscellaneous/Diversified — 0.3%		
McCormick	42,980	1,657
Total Food-Miscellaneous/Diversified		1,657
Food-Wholesale/Distribution — 0.7%		
United Natural Foods*	100,525	3,611
Total Food-Wholesale/Distribution		3,611
Funeral Services & Related Items — 0.5%		
Service Corp International	284,225	2,913
Total Funeral Services & Related Items		2,913
Gambling (Non-Hotel) — 0.2%		
Pinnacle Entertainment*	39,940	1,324
Total Gambling (Non-Hotel)		1,324

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Gas-Distribution — 0.6%		
New Jersey Resources	62,200	$ 3,022
Total Gas-Distribution		3,022
Hazardous Waste Disposal — 1.1%		
Stericycle*	78,050	5,893
Total Hazardous Waste Disposal		5,893
Hotels & Motels — 0.9%		
Hilton Hotels	139,100	4,855
Total Hotels & Motels		4,855
Human Resources — 0.6%		
Monster Worldwide*	66,570	3,105
Total Human Resources		3,105
Industrial Gases — 1.2%		
Airgas	90,150	3,653
Praxair	50,350	2,987
Total Industrial Gases		6,640
Instruments-Controls — 0.6%		
Thermo Fisher Scientific*	77,640	3,516
Total Instruments-Controls		3,516
Instruments-Scientific — 0.4%		
Applera - Applied Biosystems Group	60,660	2,226
Total Instruments-Scientific		2,226
Internet Infrastructure Software — 2.2%		
Akamai Technologies*	138,990	7,383
F5 Networks*	62,870	4,666
Total Internet Infrastructure Software		12,049
Internet Security — 0.3%		
VeriSign*	67,740	1,629
Total Internet Security		1,629
Internet Telephony — 0.8%		
j2 Global Communications*	158,325	4,314
Total Internet Telephony		4,314
Investment Management/Advisory Services — 3.0%		
Affiliated Managers Group*	74,530	7,835
Blackrock	24,625	3,741
T Rowe Price Group	106,690	4,670
Total Investment Management/Advisory Services		16,246
Lasers-Systems/Components — 0.5%		
Cymer*	55,870	2,455
Total Lasers-Systems/Components		2,455
Leisure & Recreational Products — 0.5%		
WMS Industries*	75,660	2,637
Total Leisure & Recreational Products		2,637

Description	Shares	Value (000)
Machinery-Pumps — 0.5%		
Graco	67,250	$ 2,664
Total Machinery-Pumps		2,664
Medical Instruments — 1.0%		
Intuitive Surgical*	26,520	2,543
St. Jude Medical*	61,260	2,240
Techne*	12,600	699
Total Medical Instruments		5,482
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	47,200	3,468
Total Medical Labs & Testing Services		3,468
Medical Products — 0.3%		
Henry Schein*	28,180	1,380
Total Medical Products		1,380
Medical-Biomedical/Genetic — 1.9%		
Alexion Pharmaceuticals*	42,780	1,728
Celgene*	85,370	4,911
Medimmune*	62,110	2,011
Nektar Therapeutics*	41,450	630
Vertex Pharmaceuticals*	34,300	1,284
Total Medical-Biomedical/Genetic		10,564
Medical-Drugs — 2.6%		
Allergan	34,790	4,166
Forest Laboratories*	52,510	2,657
Medicis Pharmaceutical, Cl A	37,350	1,312
New River Pharmaceuticals*	25,890	1,417
Sepracor*	25,420	1,565
Shire ADR	50,030	3,090
Total Medical-Drugs		14,207
Metal Processors & Fabricators — 0.8%		
Precision Castparts	55,150	4,317
Total Metal Processors & Fabricators		4,317
Metal-Copper — 1.1%		
Phelps Dodge	49,525	5,929
Total Metal-Copper		5,929
Networking Products — 0.7%		
Polycom*	114,110	3,527
Total Networking Products		3,527
Oil & Gas Drilling — 1.1%		
Helmerich & Payne	73,750	1,804
Noble	25,750	1,961
Precision Drilling Trust	94,200	2,182
Total Oil & Gas Drilling		5,947

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 2.6%		
Chesapeake Energy	108,900	$ 3,163
Quicksilver Resources*	39,920	1,461
Range Resources	140,310	3,853
Southwestern Energy*	32,550	1,141
XTO Energy	95,300	4,484
Total Oil Companies-Exploration & Production		14,102
Oil Field Machinery & Equipment — 1.8%		
Cameron International*	49,770	2,640
National Oilwell Varco*	119,305	7,299
Total Oil Field Machinery & Equipment		9,939
Oil-Field Services — 1.9%		
Oil States International*	55,750	1,797
Smith International	77,060	3,165
Superior Energy Services*	94,220	3,079
Weatherford International*	48,850	2,041
Total Oil-Field Services		10,082
Physical Therapy/Rehabilitation Centers — 1.0%		
Psychiatric Solutions*	148,730	5,580
Total Physical Therapy/Rehabilitation Centers		5,580
Pipelines — 1.7%		
Equitable Resources	130,550	5,451
Questar	16,210	1,346
Williams	94,290	2,463
Total Pipelines		9,260
Printing-Commercial — 0.4%		
VistaPrint*	71,080	2,353
Total Printing-Commercial		2,353
Property/Casualty Insurance — 0.8%		
Arch Capital Group*	18,770	1,269
ProAssurance*	65,300	3,260
Total Property/Casualty Insurance		4,529
Racetracks — 1.1%		
Penn National Gaming*	139,700	5,814
Total Racetracks		5,814
Real Estate Management/Services — 1.2%		
CB Richard Ellis Group, Cl A*	94,800	3,147
Jones Lang LaSalle	38,675	3,565
Total Real Estate Management/Services		6,712
REITs-Diversified — 1.3%		
Global Signal	85,825	4,520
iStar Financial	54,350	2,599
Total REITs-Diversified		7,119
REITs-Mortgage — 0.6%		
American Home Mortgage Investment	94,350	3,314
Total REITs-Mortgage		3,314

Description	Shares	Value (000)
REITs-Regional Malls — 0.3%		
Macerich	16,170	$ 1,400
Total REITs-Regional Malls		1,400
Research & Development — 0.4%		
Pharmaceutical Product Development	71,900	2,317
Total Research & Development		2,317
Respiratory Products — 1.0%		
Resmed*	112,125	5,519
Total Respiratory Products		5,519
Retail-Apparel/Shoe — 1.4%		
Children's Place*	26,520	1,684
JOS A Bank Clothiers*	91,675	2,691
Under Armour, Cl A*	58,400	2,946
Total Retail-Apparel/Shoe		7,321
Retail-Automobile — 0.6%		
United Auto Group	133,525	3,147
Total Retail-Automobile		3,147
Retail-Computer Equipment — 1.3%		
GameStop, Cl A*	130,380	7,185
Total Retail-Computer Equipment		7,185
Retail-Gardening Products — 0.5%		
Tractor Supply*	61,700	2,759
Total Retail-Gardening Products		2,759
Retail-Jewelry — 0.6%		
Tiffany	76,625	3,007
Total Retail-Jewelry		3,007
Retail-Major Department Store — 0.7%		
J.C. Penney	46,560	3,602
Total Retail-Major Department Store		3,602
Retail-Sporting Goods — 0.8%		
Dick's Sporting Goods*	90,975	4,457
Total Retail-Sporting Goods		4,457
Semiconductor Components-Integrated Circuits — 0.4%		
Integrated Device Technology*	155,140	2,402
Total Semiconductor Components-Integrated Circuits		2,402
Semiconductor Equipment — 2.4%		
Formfactor*	63,550	2,367
Kla-Tencor	99,590	4,955
Varian Semiconductor Equipment Associates*	76,410	3,478
Veeco Instruments*	110,675	2,073
Total Semiconductor Equipment		12,873

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Steel-Specialty — 0.4%		
Allegheny Technologies	25,460	$ 2,309
Total Steel-Specialty		2,309
Storage/Warehousing — 0.7%		
Mobile Mini*	140,750	3,792
Total Storage/Warehousing		3,792
Telecommunications Equipment — 0.7%		
CommScope*	117,025	3,567
Total Telecommunications Equipment		3,567
Telecommunications Equipment-Fiber Optics — 0.4%		
JDS Uniphase*	117,432	1,956
Total Telecommunications Equipment-Fiber Optics		1,956
Transport-Marine — 0.8%		
American Commercial Lines*	69,350	4,543
Total Transport-Marine		4,543
Transport-Rail — 0.4%		
CSX	56,100	1,931
Total Transport-Rail		1,931
Transport-Services — 0.4%		
CH Robinson Worldwide	51,600	2,110
Total Transport-Services		2,110
Transport-Truck — 0.5%		
Old Dominion Freight Line*	106,700	2,568
Total Transport-Truck		2,568
Veterinary Diagnostics — 0.9%		
VCA Antech*	144,925	4,665
Total Veterinary Diagnostics		4,665
Wire & Cable Products — 1.1%		
General Cable*	137,465	6,009
Total Wire & Cable Products		6,009
Wireless Equipment — 1.2%		
American Tower, Cl A*	112,100	4,179
Crown Castle International*	73,280	2,367
Total Wireless Equipment		6,546
X-Ray Equipment — 0.7%		
Hologic*	81,375	3,847
Total X-Ray Equipment		3,847
Total Common Stock (Cost $461,290)		540,081

Description	Shares/Face Amount (000)	Value (000)
INVESTMENT COMPANY — 0.3%		
Index Fund-Midcap — 0.3%		
Midcap SPDR Trust Series 1	10,175	$ 1,493
Total Investment Company (Cost $1,526)		1,493
REPURCHASE AGREEMENT — 0.3%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,846,423 (collateralized by various U.S. Government obligations, ranging in par value from $235,000 - $1,665,000, 0.00%, 02/23/07 - 03/30/07, total market value $1,883,625) (A)	$ 1,845	1,845
Total Repurchase Agreement (Cost $1,845)		1,845
Total Investments — 100.2% (Cost $464,661) †		543,419
Other Assets and Liabilities, Net — (0.2)%		(992)
Net Assets — 100.0%		$ 542,427

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class
REITs — Real Estate Investment Trusts
R&D — Research & Development
SPDR — Standard & Poor's Depositary Receipt

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $464,661 (000) and the unrealized appreciation and depreciation were $ 92,034 (000) and $(13,276) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Heitman REIT Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.3%		
Hotels & Motels — 1.2%		
Starwood Hotels & Resorts Worldwide	45,900	$ 2,869
Total Hotels & Motels		2,869
REITs-Apartments — 21.2%		
Archstone-Smith Trust	199,300	11,601
AvalonBay Communities	84,100	10,937
BRE Properties, Cl A	71,900	4,675
Camden Property Trust	57,900	4,276
Equity Residential	210,300	10,673
GMH Communities Trust	235,000	2,385
United Dominion Realty Trust	202,600	6,441
Total REITs-Apartments		50,988
REITs-Diversified — 10.1%		
Digital Realty Trust	137,800	4,717
PS Business Parks	54,400	3,847
Vornado Realty Trust	129,700	15,758
Total REITs-Diversified		24,322
REITs-Hotels — 7.6%		
DiamondRock Hospitality	4,000	72
Host Hotels & Resorts	468,230	11,495
LaSalle Hotel Properties	83,700	3,838
Sunstone Hotel Investors	105,400	2,817
Total REITs-Hotels		18,222
REITs-Manufactured Homes — 1.1%		
Equity Lifestyle Properties	47,000	2,558
Total REITs-Manufactured Homes		2,558
REITs-Office Property — 18.2%		
Alexandria Real Estate Equities	72,600	7,289
Boston Properties	102,000	11,412
Corporate Office Properties Trust	115,300	5,819
Kilroy Realty	55,400	4,321
Mack-Cali Realty	92,300	4,707
SL Green Realty	76,900	10,211
Total REITs-Office Property		43,759
REITs-Regional Malls — 14.7%		
Macerich	89,400	7,739
Simon Property Group	222,400	22,527
Taubman Centers	99,600	5,067
Total REITs-Regional Malls		35,333

Description	Shares/Face Amount (000)	Value (000)
REITs-Shopping Centers — 12.9%		
Developers Diversified Realty	126,500	$ 7,963
Federal Realty Investment Trust	68,900	5,856
Kimco Realty	199,600	8,972
Regency Centers	106,200	8,302
Total REITs-Shopping Centers		31,093
REITs-Storage — 5.3%		
Public Storage	101,200	9,867
U-Store-It Trust	139,300	2,862
Total REITs-Storage		12,729
REITs-Warehouse/Industrial — 7.0%		
EastGroup Properties	63,100	3,380
Prologis	221,180	13,441
Total REITs-Warehouse/Industrial		16,821
Total Common Stock (Cost $165,449)		238,694
REPURCHASE AGREEMENT — 0.0%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $63,780 (collateralized by various U.S. Government obligations, ranging in par value from $1,000 - $85,000, 0.00% - 2.375%, 08/08/12 – 01/15/25, total market value $65,833) (A)	$ 64	64
Total Repurchase Agreement (Cost $64)		64
Total Investments — 99.3% (Cost $165,513) †		238,758
Other Assets and Liabilities, Net — 0.7%		1,667
Net Assets — 100.0%		$ 240,425

(A) — Tri-party repurchase agreement

Cl — Class
REITs — Real Estate Investment Trusts

Cost figures are shown with “000’s” omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $165,555 (000), and the unrealized appreciation and depreciation were $ 74,127 (000) and $(924) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.0%		
Applications Software — 3.0%		
Microsoft	236,250	$ 7,054
Total Applications Software		7,054
Beverages-Non-Alcoholic — 3.0%		
Coca-Cola	147,700	7,126
Total Beverages-Non-Alcoholic		7,126
Cable TV — 1.3%		
Comcast, Cl A*	76,800	3,216
Total Cable TV		3,216
Chemicals-Diversified — 3.5%		
E.I. du Pont de Nemours	172,270	8,391
Total Chemicals-Diversified		8,391
Computers — 2.6%		
Dell*	247,950	6,221
Total Computers		6,221
Computers-Memory Devices — 3.3%		
EMC*	592,950	7,827
Total Computers-Memory Devices		7,827
Cosmetics & Toiletries — 1.1%		
Avon Products	78,800	2,604
Total Cosmetics & Toiletries		2,604
Data Processing/Management — 3.1%		
Automatic Data Processing	149,700	7,373
Total Data Processing/Management		7,373
Diversified Manufacturing Operations — 8.8%		
3M	91,600	7,138
General Electric	247,500	9,210
Tyco International	147,500	4,484
Total Diversified Manufacturing Operations		20,832
Electric-Integrated — 2.2%		
Dominion Resources	61,500	5,156
Total Electric-Integrated		5,156
Electronic Components-Semiconductors — 1.0%		
Texas Instruments	80,100	2,307
Total Electronic Components-Semiconductors		2,307
Finance-Investment Banker/Broker — 2.5%		
Morgan Stanley	74,200	6,042
Total Finance-Investment Banker/Broker		6,042
Food-Miscellaneous/Diversified — 2.4%		
Unilever	208,350	5,678
Total Food-Miscellaneous/Diversified		5,678

Description	Shares	Value (000)
Food-Wholesale/Distribution — 2.8%		
Sysco	179,151	$ 6,586
Total Food-Wholesale/Distribution		6,586
Insurance Brokers — 2.0%		
Marsh & McLennan	155,050	4,754
Total Insurance Brokers		4,754
Internet Security — 2.6%		
Symantec*	293,167	6,113
Total Internet Security		6,113
Medical Instruments — 5.1%		
Boston Scientific*	314,900	5,410
Medtronic	124,800	6,678
Total Medical Instruments		12,088
Medical-Biomedical/Genetic — 1.5%		
Amgen*	52,000	3,552
Total Medical-Biomedical/Genetic		3,552
Medical-Drugs — 4.3%		
Pfizer	191,790	4,967
Wyeth	104,550	5,324
Total Medical-Drugs		10,291
Medical-Generic Drugs — 0.7%		
Teva Pharmaceutical Industries ADR	55,500	1,725
Total Medical-Generic Drugs		1,725
Metal-Aluminum — 3.0%		
Alcoa	236,300	7,091
Total Metal-Aluminum		7,091
Multi-Line Insurance — 8.1%		
American International Group	105,800	7,582
Hartford Financial Services Group	56,750	5,295
XL Capital, Cl A	89,750	6,464
Total Multi-Line Insurance		19,341
Networking Products — 3.0%		
Cisco Systems*	258,150	7,055
Total Networking Products		7,055
Non-Hazardous Waste Disposal — 1.4%		
Waste Management	88,850	3,267
Total Non-Hazardous Waste Disposal		3,267
Oil Companies-Integrated — 2.2%		
ConocoPhillips	72,200	5,195
Total Oil Companies-Integrated		5,195

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Paper & Related Products — 0.6%		
International Paper	45,900	$ 1,565
Total Paper & Related Products		1,565
Pipelines — 2.7%		
El Paso	413,450	6,317
Total Pipelines		6,317
Property/Casualty Insurance — 2.7%		
St. Paul Travelers	117,800	6,325
Total Property/Casualty Insurance		6,325
Reinsurance — 2.3%		
Berkshire Hathaway, Cl A*	49	5,389
Total Reinsurance		5,389
Retail-Building Products — 1.7%		
Lowe's	128,650	4,007
Total Retail-Building Products		4,007
Retail-Discount — 1.2%		
Wal-Mart Stores	64,150	2,962
Total Retail-Discount		2,962
Retail-Drug Store — 2.3%		
CVS	174,850	5,405
Total Retail-Drug Store		5,405
Semiconductor Components-Integrated Circuits — 0.9%		
Maxim Integrated Products	74,500	2,281
Total Semiconductor Components-Integrated Circuits		2,281
Semiconductor Equipment — 1.9%		
Applied Materials	240,400	4,435
Total Semiconductor Equipment		4,435
Super-Regional Banks-US — 2.0%		
Bank of America	87,500	4,672
Total Super-Regional Banks-US		4,672
Telecommunications Equipment — 1.6%		
Alcatel-Lucent ADR	275,254	3,914
Total Telecommunications Equipment		3,914
Wireless Equipment — 4.6%		
Nokia ADR	212,500	4,318
Qualcomm	173,050	6,541
Total Wireless Equipment		10,859
Total Common Stock (Cost $213,222)		235,016

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 1.1%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $2,561,236 (collateralized by a U.S. Government obligation, par value $2,620,000, 4.875%, 11/20/08, total market value $2,627,287) (A)	$ 2,560	$ 2,560
Total Repurchase Agreement (Cost $2,560)		2,560
Total Investments — 100.1% (Cost $215,782) †		237,576
Other Assets and Liabilities, Net — (0.1)%		(248)
Net Assets — 100.0%		$ 237,328

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $216,207 (000), and the unrealized appreciation and depreciation were $22,438 (000) and $(1,069) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.9%		
Agricultural Chemicals — 0.7%		
Monsanto	12,130	$ 637
Total Agricultural Chemicals		637
Agricultural Operations — 0.9%		
Archer-Daniels-Midland	25,110	802
Total Agricultural Operations		802
Airlines — 0.6%		
UAL*	12,200	537
Total Airlines		537
Apparel Manufacturers — 2.1%		
Coach*	11,580	498
Polo Ralph Lauren	18,300	1,421
Total Apparel Manufacturers		1,919
Applications Software — 0.4%		
Salesforce.com*	10,350	377
Total Applications Software		377
Audio/Video Products — 0.3%		
Harman International	2,570	257
Total Audio/Video Products		257
Beverages-Non-Alcoholic — 2.4%		
PepsiCo	34,740	2,173
Total Beverages-Non-Alcoholic		2,173
Cable TV — 1.0%		
Comcast, Cl A*	20,360	862
Total Cable TV		862
Casino Hotels — 0.6%		
Las Vegas Sands*	5,840	523
Total Casino Hotels		523
Casino Services — 0.7%		
International Game Technology	13,940	644
Total Casino Services		644
Cellular Telecommunications — 1.6%		
Leap Wireless International*	8,750	520
NII Holdings*	14,710	948
Total Cellular Telecommunications		1,468
Computers — 5.4%		
Apple*	24,420	2,072
Dell*	20,100	504
Hewlett-Packard	46,900	1,932
Sun Microsystems*	59,800	324
Total Computers		4,832
Computers-Memory Devices — 0.3%		
SanDisk*	5,570	240
Total Computers-Memory Devices		240

Description	Shares	Value (000)
Cosmetics & Toiletries — 2.1%		
Colgate-Palmolive	8,590	$ 560
Procter & Gamble	21,140	1,359
Total Cosmetics & Toiletries		1,919
Data Processing/Management — 1.5%		
Fiserv*	7,960	417
Global Payments	11,670	541
NAVTEQ*	11,300	395
Total Data Processing/Management		1,353
Diversified Manufacturing Operations — 2.9%		
General Electric	60,335	2,245
Roper Industries	7,380	371
Total Diversified Manufacturing Operations		2,616
E-Commerce/Products — 0.2%		
Nutri/System*	3,480	221
Total E-Commerce/Products		221
E-Marketing/Information — 0.6%		
aQuantive*	21,900	540
Total E-Marketing/Information		540
Electric Products-Miscellaneous — 1.6%		
Emerson Electric	33,700	1,486
Total Electric Products-Miscellaneous		1,486
Electronic Components-Semiconductors — 1.6%		
Broadcom, Cl A*	13,630	440
Nvidia*	12,230	453
Texas Instruments	19,880	573
Total Electronic Components-Semiconductors		1,466
Energy-Alternate Sources — 0.6%		
Covanta Holding*	8,880	196
Sunpower, Cl A*	9,230	343
Total Energy-Alternate Sources		539
Engineering/R&D Services — 1.3%		
Foster Wheeler*	21,000	1,158
Total Engineering/R&D Services		1,158
Entertainment Software — 0.4%		
Electronic Arts*	7,100	358
Total Entertainment Software		358
Fiduciary Banks — 1.1%		
Mellon Financial	23,960	1,010
Total Fiduciary Banks		1,010
Finance-Credit Card — 1.1%		
American Express	17,050	1,034
Total Finance-Credit Card		1,034

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 4.6%		
Charles Schwab	50,310	$ 973
Goldman Sachs Group	10,940	2,181
UBS	16,210	978
Total Finance-Investment Banker/Broker		4,132
Finance-Other Services — 3.3%		
Chicago Mercantile Exchange Holdings, Cl A	4,240	2,161
IntercontinentalExchange*	4,820	520
Nasdaq Stock Market*	10,970	338
Total Finance-Other Services		3,019
Food-Confectionery — 1.6%		
WM Wrigley Jr.	27,200	1,407
Total Food-Confectionery		1,407
Instruments-Controls — 0.5%		
Thermo Fisher Scientific*	10,560	478
Total Instruments-Controls		478
Instruments-Scientific — 0.5%		
Applera - Applied Biosystems Group	11,600	426
Total Instruments-Scientific		426
Internet Infrastructure Software — 0.4%		
Akamai Technologies*	6,620	352
Total Internet Infrastructure Software		352
Internet Security — 1.1%		
Checkfree*	23,800	956
Total Internet Security		956
Investment Management/Advisory Services — 1.0%		
T Rowe Price Group	19,880	870
Total Investment Management/Advisory Services		870
Machinery-Farm — 2.5%		
Deere	23,280	2,213
Total Machinery-Farm		2,213
Medical Instruments — 0.2%		
Intuitive Surgical*	2,030	195
Total Medical Instruments		195
Medical Products — 1.9%		
Baxter International	37,430	1,736
Total Medical Products		1,736
Medical-Biomedical/Genetic — 2.3%		
Celgene*	8,140	468
Genentech*	5,100	414
Genzyme*	18,700	1,152
Total Medical-Biomedical/Genetic		2,034

Description	Shares	Value (000)
Medical-Drugs — 7.6%		
Abbott Laboratories	13,450	$ 655
Allergan	19,080	2,285
Novartis ADR	6,540	376
Pfizer	46,000	1,191
Roche Holdings ADR	5,610	502
Shire ADR	7,150	442
Wyeth	26,700	1,359
Total Medical-Drugs		6,810
Metal Processors & Fabricators — 0.4%		
Precision Castparts	4,910	384
Total Metal Processors & Fabricators		384
Metal-Diversified — 0.3%		
Freeport-McMoRan Copper & Gold, Cl B	4,830	269
Total Metal-Diversified		269
Multimedia — 0.7%		
News, Cl A	30,230	649
Total Multimedia		649
Networking Products — 3.5%		
Cisco Systems*	114,830	3,138
Total Networking Products		3,138
Non-Ferrous Metals — 0.3%		
Cameco	6,510	263
Total Non-Ferrous Metals		263
Oil & Gas Drilling — 2.6%		
Nabors Industries*	52,100	1,551
Rowan	22,700	754
Total Oil & Gas Drilling		2,305
Oil Companies-Exploration & Production — 3.1%		
Anadarko Petroleum	15,400	670
Southwestern Energy*	38,300	1,342
XTO Energy	17,510	824
Total Oil Companies-Exploration & Production		2,836
Oil Companies-Integrated — 1.9%		
Exxon Mobil	5,500	421
Occidental Petroleum	14,060	687
Petroleo Brasileiro ADR*	5,690	586
Total Oil Companies-Integrated		1,694
Oil Field Machinery & Equipment — 1.4%		
Cameron International*	11,730	622
National Oilwell Varco*	10,290	630
Total Oil Field Machinery & Equipment		1,252
Oil Refining & Marketing — 1.4%		
Valero Energy	25,100	1,284
Total Oil Refining & Marketing		1,284

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Oil-Field Services — 2.7%		
Schlumberger	28,410	$ 1,794
Smith International	16,300	670
Total Oil-Field Services		2,464
Real Estate Management/Services — 0.5%		
CB Richard Ellis Group, Cl A*	13,950	463
Total Real Estate Management/Services		463
Reinsurance — 0.4%		
PartnerRe	4,600	327
Total Reinsurance		327
Retail-Apparel/Shoe — 1.0%		
Under Armour, Cl A*	18,200	918
Total Retail-Apparel/Shoe		918
Retail-Pet Food & Supplies — 1.1%		
Petsmart	35,300	1,019
Total Retail-Pet Food & Supplies		1,019
Retail-Restaurants — 2.1%		
Starbucks*	54,270	1,922
Total Retail-Restaurants		1,922
Retail-Sporting Goods — 0.5%		
Dick's Sporting Goods*	8,800	431
Total Retail-Sporting Goods		431
Semiconductor Equipment — 0.9%		
Kla-Tencor	15,780	785
Total Semiconductor Equipment		785
Super-Regional Banks-US — 1.1%		
Wells Fargo	28,050	997
Total Super-Regional Banks-US		997
Telecommunications Equipment-Fiber Optics — 1.9%		
Corning*	74,800	1,400
JDS Uniphase*	18,036	300
Total Telecommunications Equipment-Fiber Optics		1,700
Telecommunications Services — 0.8%		
Time Warner Telecom, Cl A*	36,150	720
Total Telecommunications Services		720
Therapeutics — 2.0%		
Gilead Sciences*	27,240	1,769
Total Therapeutics		1,769
Transport-Services — 1.2%		
CH Robinson Worldwide	11,520	471
FedEx	5,500	597
Total Transport-Services		1,068

Description	Shares/Face Amount (000)	Value (000)
Water — 0.4%		
Aqua America	17,770	$ 405
Total Water		405
Web Portals/ISP — 3.6%		
Google, Cl A*	7,105	3,272
Total Web Portals/ISP		3,272
Wireless Equipment — 3.0%		
Crown Castle International*	12,590	407
Nokia ADR	40,360	820
Qualcomm	38,200	1,443
Total Wireless Equipment		2,670
X-Ray Equipment — 1.6%		
Hologic*	31,000	1,466
Total X-Ray Equipment		1,466
Total Common Stock (Cost $78,399)		90,069
REPURCHASE AGREEMENT — 0.3%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $231,220 (collateralized by a U.S. Government obligation, par value $235,000, 5.50%, 06/22/11, total market value $237,087) (A)	$ 231	231
Total Repurchase Agreement (Cost $231)		231
Total Investments — 100.2% (Cost $78,630) †		90,300
Other Assets and Liabilities, Net — (0.2)%		(222)
Net Assets — 100.0%		$ 90,078

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research and Development

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $78,630 (000), and the unrealized appreciation and depreciation were $ 13,798 (000) and $(2,128) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.8%		
Agricultural Chemicals — 1.8%		
Monsanto	41,130	$ 2,161
Total Agricultural Chemicals		2,161
Agricultural Operations — 1.1%		
Archer-Daniels-Midland	39,680	1,268
Total Agricultural Operations		1,268
Apparel Manufacturers — 2.1%		
Coach*	33,860	1,455
Polo Ralph Lauren	14,100	1,095
Total Apparel Manufacturers		2,550
Beverages-Non-Alcoholic — 1.1%		
PepsiCo	20,010	1,252
Total Beverages-Non-Alcoholic		1,252
Cable TV — 2.2%		
Comcast, Cl A*	60,810	2,574
Total Cable TV		2,574
Casino Hotels — 1.2%		
Las Vegas Sands*	15,410	1,379
Total Casino Hotels		1,379
Casino Services — 1.1%		
International Game Technology	28,280	1,306
Total Casino Services		1,306
Cellular Telecommunications — 1.8%		
NII Holdings*	34,020	2,192
Total Cellular Telecommunications		2,192
Computers — 5.2%		
Apple*	39,750	3,372
Hewlett-Packard	69,400	2,859
Total Computers		6,231
Cosmetics & Toiletries — 2.1%		
Procter & Gamble	38,020	2,444
Total Cosmetics & Toiletries		2,444
Data Processing/Management — 2.0%		
Global Payments	41,430	1,918
NAVTEQ*	14,700	514
Total Data Processing/Management		2,432
Diversified Manufacturing Operations — 2.5%		
General Electric	80,640	3,001
Total Diversified Manufacturing Operations		3,001

Description	Shares	Value (000)
E-Commerce/Products — 0.7%		
Nutri/System*	12,620	$ 800
Total E-Commerce/Products		800
Electric Products-Miscellaneous — 2.0%		
Emerson Electric	53,700	2,368
Total Electric Products-Miscellaneous		2,368
Electronic Components-Semiconductors — 2.6%		
Broadcom, Cl A*	31,070	1,004
Nvidia*	28,630	1,059
Texas Instruments	35,550	1,024
Total Electronic Components-Semiconductors		3,087
Engineering/R&D Services — 1.4%		
Foster Wheeler*	30,900	1,704
Total Engineering/R&D Services		1,704
Finance-Investment Banker/Broker — 7.2%		
Charles Schwab	135,480	2,620
Goldman Sachs Group	17,040	3,397
UBS	41,200	2,486
Total Finance-Investment Banker/Broker		8,503
Finance-Other Services — 3.5%		
Chicago Mercantile Exchange Holdings, Cl A	8,140	4,149
Total Finance-Other Services		4,149
Food-Confectionery — 1.0%		
WM Wrigley Jr.	22,800	1,179
Total Food-Confectionery		1,179
Internet Infrastructure Software — 0.8%		
Akamai Technologies*	17,110	909
Total Internet Infrastructure Software		909
Internet Security — 1.2%		
Checkfree*	35,600	1,430
Total Internet Security		1,430
Machinery-Farm — 2.5%		
Deere	31,000	2,947
Total Machinery-Farm		2,947
Medical Instruments — 1.0%		
Intuitive Surgical*	12,220	1,172
Total Medical Instruments		1,172
Medical Products — 2.6%		
Baxter International	66,800	3,099
Total Medical Products		3,099

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 1.0%		
Genzyme*	19,700	$ 1,213
Total Medical-Biomedical/Genetic		1,213
Medical-Drugs — 5.9%		
Allergan	37,050	4,436
Pfizer	78,300	2,028
Wyeth	11,700	596
Total Medical-Drugs		7,060
Networking Products — 4.6%		
Cisco Systems*	201,420	5,505
Total Networking Products		5,505
Oil & Gas Drilling — 2.2%		
Nabors Industries*	67,500	2,010
Rowan	17,200	571
Total Oil & Gas Drilling		2,581
Oil Companies-Exploration & Production — 4.9%		
Anadarko Petroleum	23,600	1,027
Southwestern Energy*	79,100	2,773
XTO Energy	43,960	2,068
Total Oil Companies-Exploration & Production		5,868
Oil Companies-Integrated — 1.4%		
Occidental Petroleum	34,550	1,687
Total Oil Companies-Integrated		1,687
Oil Field Machinery & Equipment — 1.7%		
Cameron International*	38,110	2,022
Total Oil Field Machinery & Equipment		2,022
Oil Refining & Marketing — 1.5%		
Valero Energy	35,200	1,801
Total Oil Refining & Marketing		1,801
Oil-Field Services — 2.2%		
Schlumberger	27,200	1,718
Smith International	21,400	879
Total Oil-Field Services		2,597
Real Estate Management/Services — 1.4%		
CB Richard Ellis Group, Cl A*	50,290	1,670
Total Real Estate Management/Services		1,670
Retail-Apparel/Shoe — 1.0%		
Under Armour, Cl A*	23,400	1,180
Total Retail-Apparel/Shoe		1,180
Retail-Pet Food & Supplies — 1.0%		
Petsmart	41,100	1,186
Total Retail-Pet Food & Supplies		1,186

Description	Shares	Value (000)
Retail-Restaurants — 1.9%		
Starbucks*	62,600	$ 2,217
Total Retail-Restaurants		2,217
Retail-Sporting Goods — 0.6%		
Dick's Sporting Goods*	14,500	710
Total Retail-Sporting Goods		710
Semiconductor Equipment — 1.2%		
Kla-Tencor	29,496	1,467
Total Semiconductor Equipment		1,467
Telecommunications Equipment-Fiber Optics — 2.1%		
Corning*	134,600	2,518
Total Telecommunications Equipment-Fiber Optics		2,518
Therapeutics — 2.4%		
Gilead Sciences*	42,990	2,791
Total Therapeutics		2,791
Transport-Services — 2.0%		
CH Robinson Worldwide	32,830	1,343
FedEx	9,200	999
Total Transport-Services		2,342
Web Portals/ISP — 4.3%		
Google, Cl A*	11,110	5,116
Total Web Portals/ISP		5,116
Wireless Equipment — 3.4%		
Crown Castle International*	35,100	1,133
Nokia ADR	30,800	626
Qualcomm	60,700	2,294
Total Wireless Equipment		4,053
X-Ray Equipment — 2.4%		
Hologic*	61,000	2,884
Total X-Ray Equipment		2,884
Total Common Stock (Cost $104,344)		118,605

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 0.7%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $855,022 (collateralized by a U.S. Government obligation, par value $865,000, 5.50%, 06/22/11, total market value $872,681) (A)	$ 855	$ 855
Total Repurchase Agreement (Cost $855)		855
Total Investments — 100.5% (Cost $105,199) †		119,460
Other Assets and Liabilities, Net — (0.5)%		(561)
Net Assets — 100.0 %		$ 118,899

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
CI — Class
ISP — Internet Service Provider
R&D — Research and Development

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $105,199 (000), and the unrealized appreciation and depreciation were $16,735 (000) and $(2,474) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 100.0%		
Advertising Services — 1.1%		
Getty Images*	76,620	$ 3,281
Total Advertising Services		3,281
Aerospace/Defense-Equipment — 2.0%		
Goodrich	123,550	5,628
Total Aerospace/Defense-Equipment		5,628
Agricultural Operations — 0.2%		
Tejon Ranch*	10,880	608
Total Agricultural Operations		608
Airlines — 1.3%		
UAL*	86,790	3,819
Total Airlines		3,819
Applications Software — 4.6%		
Citrix Systems*	233,230	6,309
Nuance Communications*	261,950	3,002
Satyam Computer Services ADR	158,630	3,808
Total Applications Software		13,119
Building-Heavy Construction — 0.8%		
Washington Group International*	36,590	2,188
Total Building-Heavy Construction		2,188
Casino Hotels — 0.1%		
Melco PBL Entertainment Macau ADR*	9,030	192
Total Casino Hotels		192
Coal — 0.6%		
Arch Coal	55,810	1,676
Total Coal		1,676
Commercial Services — 1.8%		
ChoicePoint*	129,840	5,113
Total Commercial Services		5,113
Commercial Services-Finance — 1.0%		
H&R Block	127,290	2,933
Total Commercial Services-Finance		2,933
Computer Services — 0.8%		
Unisys*	284,900	2,234
Total Computer Services		2,234
Computers-Peripheral Equipment — 0.5%		
Logitech International*	50,750	1,451
Total Computers-Peripheral Equipment		1,451

Description	Shares	Value (000)
Data Processing/Management — 1.8%		
Dun & Bradstreet*	27,820	$ 2,303
Fair Isaac	28,540	1,160
NAVTEQ*	45,280	1,584
Total Data Processing/Management		5,047
Dialysis Centers — 1.0%		
DaVita*	52,210	2,970
Total Dialysis Centers		2,970
Diversified Manufacturing Operations — 1.6%		
Dover	80,050	3,924
Trinity Industries	19,320	680
Total Diversified Manufacturing Operations		4,604
E-Commerce/Services — 2.4%		
Expedia*	322,580	6,768
Total E-Commerce/Services		6,768
Electronic Components-Miscellaneous — 1.4%		
Flextronics International*	338,430	3,885
Total Electronic Components-Miscellaneous		3,885
Electronic Components-Semiconductors — 4.2%		
DSP Group*	110,550	2,399
International Rectifier*	37,130	1,431
PMC-Sierra*	300,470	2,016
QLogic*	100,950	2,213
Semtech*	293,670	3,838
Total Electronic Components-Semiconductors		11,897
Electronic Parts Distribution — 1.5%		
Avnet*	169,080	4,317
Total Electronic Parts Distribution		4,317
Enterprise Software/Services — 2.2%		
Lawson Software*	854,400	6,314
Total Enterprise Software/Services		6,314
Entertainment Software — 1.3%		
Activision*	99,740	1,720
Electronic Arts*	38,890	1,958
Total Entertainment Software		3,678
Finance-Consumer Loans — 1.0%		
First Marblehead	52,755	2,883
Total Finance-Consumer Loans		2,883
Finance-Investment Banker/Broker — 1.1%		
Greenhill	41,080	3,032
Total Finance-Investment Banker/Broker		3,032
Finance-Other Services — 1.2%		
Asset Acceptance Capital*	196,100	3,298
Total Finance-Other Services		3,298

Old Mutual Mid-Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Gas-Distribution — 0.5%		
WGL Holdings	46,720	$ 1,522
Total Gas-Distribution		1,522
Golf — 0.7%		
Callaway Golf	140,030	2,018
Total Golf		2,018
Hotels & Motels — 1.3%		
InterContinental Hotels ADR	149,390	3,772
Total Hotels & Motels		3,772
Identification Systems/Development — 0.7%		
Symbol Technologies	143,490	2,144
Total Identification Systems/Development		2,144
Independent Power Producer — 2.8%		
Mirant*	82,590	2,607
Reliant Energy*	371,290	5,276
Total Independent Power Producer		7,883
Industrial Automation/Robot — 0.8%		
Cognex	97,520	2,323
Total Industrial Automation/Robot		2,323
Industrial Gases — 1.0%		
Air Products & Chemicals	42,290	2,972
Total Industrial Gases		2,972
Internet Infrastructure Equipment — 0.7%		
Avocent*	60,750	2,056
Total Internet Infrastructure Equipment		2,056
Investment Management/Advisory Services — 0.1%		
Janus Capital Group	18,320	395
Total Investment Management/Advisory Services		395
Machinery-Print Trade — 1.3%		
Zebra Technologies, Cl A*	107,770	3,749
Total Machinery-Print Trade		3,749
Medical Information Systems — 2.3%		
Eclipsys*	97,290	2,000
IMS Health	163,470	4,492
Total Medical Information Systems		6,492
Medical Products — 0.4%		
Becton Dickinson	18,320	1,285
Total Medical Products		1,285
Medical-Biomedical/Genetic — 2.3%		
Invitrogen*	86,320	4,885
Medimmune*	54,420	1,761
Total Medical-Biomedical/Genetic		6,646

Description	Shares	Value (000)
Medical-Drugs — 1.1%		
Angiotech Pharmaceuticals*	378,630	$ 3,110
Total Medical-Drugs		3,110
Medical-Outpatient/Home Medical — 2.8%		
Lincare Holdings*	201,960	8,046
Total Medical-Outpatient/Home Medical		8,046
Miscellaneous Manufacturing — 0.9%		
Aptargroup	44,160	2,607
Total Miscellaneous Manufacturing		2,607
Multi-Line Insurance — 1.3%		
XL Capital, Cl A	50,790	3,658
Total Multi-Line Insurance		3,658
Non-Ferrous Metals — 1.2%		
USEC*	259,580	3,302
Total Non-Ferrous Metals		3,302
Non-Hazardous Waste Disposal — 1.2%		
Allied Waste Industries*	274,400	3,372
Total Non-Hazardous Waste Disposal		3,372
Office Automation & Equipment — 2.4%		
Pitney Bowes	148,600	6,864
Total Office Automation & Equipment		6,864
Oil & Gas Drilling — 2.6%		
Pride International*	65,010	1,951
Rowan	89,500	2,971
Todco*	71,460	2,442
Total Oil & Gas Drilling		7,364
Oil Companies-Exploration & Production — 1.1%		
Mariner Energy*	95,050	1,863
Pogo Producing	23,530	1,140
Total Oil Companies-Exploration & Production		3,003
Oil-Field Services — 1.8%		
Hanover Compressor*	150,050	2,835
Tidewater	49,940	2,415
Total Oil-Field Services		5,250
Paper & Related Products — 3.2%		
Abitibi-Consolidated	1,555,700	3,983
Smurfit-Stone Container*	500,290	5,283
Total Paper & Related Products		9,266
Pipelines — 2.0%		
El Paso	368,480	5,630
Total Pipelines		5,630
Platinum — 0.8%		
Stillwater Mining*	174,310	2,177
Total Platinum		2,177

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Printing-Commercial — 1.8%		
RR Donnelley & Sons	141,940	$ 5,045
Total Printing-Commercial		5,045
Publishing-Books — 1.5%		
Scholastic*	118,370	4,242
Total Publishing-Books		4,242
Reinsurance — 7.4%		
Allied World Assurance Holdings	105,840	4,618
Aspen Insurance Holdings	218,650	5,764
Axis Capital Holdings	113,490	3,787
Everest Re Group	22,010	2,159
Montpelier Re Holdings	252,320	4,696
Total Reinsurance		21,024
REITs-Hotels — 0.9%		
Host Hotels & Resorts	106,360	2,611
Total REITs-Hotels		2,611
Rental Auto/Equipment — 0.6%		
Avis Budget Group	83,300	1,807
Total Rental Auto/Equipment		1,807
Retail-Apparel/Shoe — 0.6%		
Gap	87,200	1,700
Total Retail-Apparel/Shoe		1,700
Retail-Office Supplies — 1.1%		
OfficeMax	64,270	3,191
Total Retail-Office Supplies		3,191
Retail-Restaurants — 0.9%		
Cheesecake Factory*	100,750	2,478
Total Retail-Restaurants		2,478
Retirement/Aged Care — 2.1%		
Sunrise Senior Living*	191,040	5,869
Total Retirement/Aged Care		5,869
S&L/Thrifts-Eastern US — 1.2%		
NewAlliance Bancshares	204,870	3,360
Total S&L/Thrifts-Eastern US		3,360
Semiconductor Components-Integrated Circuits — 1.6%		
Cypress Semiconductor*	87,320	1,473
Integrated Device Technology*	97,600	1,511
Maxim Integrated Products	48,510	1,485
Total Semiconductor Components-Integrated Circuits		4,469
Telecommunications Equipment — 2.2%		
Andrew*	176,040	1,801
Plantronics	213,525	4,527
Total Telecommunications Equipment		6,328

Description	Shares/Face Amount (000)	Value (000)
Telecommunications Services — 1.2%		
Amdocs*	88,980	$ 3,448
Total Telecommunications Services		3,448
Therapeutics — 3.1%		
CV Therapeutics*	202,150	2,822
Medicines*	187,340	5,942
Total Therapeutics		8,764
Transport-Equipment & Leasing — 0.6%		
GATX	40,110	1,738
Total Transport-Equipment & Leasing		1,738
Wireless Equipment — 0.4%		
Powerwave Technologies*	186,950	1,206
Total Wireless Equipment		1,206
Total Common Stock (Cost $242,452)		285,121
REPURCHASE AGREEMENT — 1.2%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $3,465,798 (collateralized by various U.S. Government obligations, ranging in par value from $1,580,000 - $2,030,000, 4.00% - 5.75%, 11/30/09 – 11/07/17, total market value $3,536,387) (A)	$ 3,464	3,464
Total Repurchase Agreement (Cost $3,464)		3,464
Total Investments — 101.2% (Cost $245,916) †		288,585
Other Assets and Liabilities, Net — (1.2)%		(3,477)
Net Assets — 100.0%		$ 285,108

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class
REITs — Real Estate Investment Trusts
S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $248,792 (000), and the unrealized appreciation and depreciation were $50,610 (000) and $(10,817) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Select Growth Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.4%		
Agricultural Chemicals — 2.3%		
Monsanto	55,900	$ 2,937
Total Agricultural Chemicals		2,937
Apparel Manufacturers — 2.5%		
Coach*	47,290	2,032
Polo Ralph Lauren	15,200	1,180
Total Apparel Manufacturers		3,212
Applications Software — 2.3%		
Salesforce.com*	78,590	2,865
Total Applications Software		2,865
Casino Services — 2.2%		
International Game Technology	60,840	2,811
Total Casino Services		2,811
Cellular Telecommunications — 2.1%		
NII Holdings*	41,310	2,662
Total Cellular Telecommunications		2,662
Computers — 10.1%		
Apple*	53,980	4,580
Dell*	87,720	2,201
Hewlett-Packard	74,800	3,081
Sun Microsystems*	535,870	2,904
Total Computers		12,766
Computers-Memory Devices — 1.5%		
Qimonda ADR*	107,130	1,876
Total Computers-Memory Devices		1,876
Data Processing/Management — 0.6%		
NAVTEQ*	20,400	713
Total Data Processing/Management		713
Electric Products-Miscellaneous — 2.3%		
Emerson Electric	64,800	2,857
Total Electric Products-Miscellaneous		2,857
Electronic Components-Semiconductors — 4.3%		
Broadcom, Cl A*	93,620	3,025
Nvidia*	66,370	2,456
Total Electronic Components-Semiconductors		5,481
Engineering/R&D Services — 3.0%		
ABB ADR	112,380	2,021
Foster Wheeler*	33,100	1,825
Total Engineering/R&D Services		3,846
Finance-Investment Banker/Broker — 2.8%		
Goldman Sachs Group	5,100	1,017
UBS	42,870	2,586
Total Finance-Investment Banker/Broker		3,603

Description	Shares	Value (000)
Finance-Other Services — 3.6%		
Chicago Mercantile Exchange Holdings, Cl A	9,030	$ 4,603
Total Finance-Other Services		4,603
Food-Confectionery — 1.0%		
WM Wrigley Jr.	24,600	1,272
Total Food-Confectionery		1,272
Internet Infrastructure Software — 1.5%		
Akamai Technologies*	35,500	1,886
Total Internet Infrastructure Software		1,886
Internet Security — 1.2%		
Checkfree*	37,800	1,518
Total Internet Security		1,518
Machinery-Farm — 3.5%		
Deere	45,970	4,370
Total Machinery-Farm		4,370
Medical Instruments — 1.8%		
Intuitive Surgical*	23,510	2,255
Total Medical Instruments		2,255
Medical-Biomedical/Genetic — 1.0%		
Genzyme*	21,100	1,299
Total Medical-Biomedical/Genetic		1,299
Medical-Drugs — 6.1%		
Allergan	41,490	4,968
Pfizer	84,100	2,178
Wyeth	12,500	637
Total Medical-Drugs		7,783
Networking Products — 4.6%		
Cisco Systems*	212,850	5,817
Total Networking Products		5,817
Non-Ferrous Metals — 1.8%		
Cameco	54,940	2,222
Total Non-Ferrous Metals		2,222
Oil & Gas Drilling — 2.0%		
Nabors Industries*	66,500	1,981
Rowan	18,500	614
Total Oil & Gas Drilling		2,595
Oil Companies-Exploration & Production — 3.2%		
Anadarko Petroleum	24,700	1,075
Southwestern Energy*	84,900	2,976
Total Oil Companies-Exploration & Production		4,051
Oil Refining & Marketing — 1.5%		
Valero Energy	37,800	1,934
Total Oil Refining & Marketing		1,934

SCHEDULE OF INVESTMENTS

Old Mutual Select Growth Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Oil-Field Services — 2.5%		
Schlumberger	29,600	$ 1,870
Smith International	30,800	1,265
Total Oil-Field Services		3,135
Retail-Apparel/Shoe — 1.0%		
Under Armour, Cl A*	25,200	1,271
Total Retail-Apparel/Shoe		1,271
Retail-Pet Food & Supplies — 1.0%		
Petsmart	44,700	1,290
Total Retail-Pet Food & Supplies		1,290
Retail-Restaurants — 4.3%		
Starbucks*	154,740	5,481
Total Retail-Restaurants		5,481
Retail-Sporting Goods — 0.6%		
Dick's Sporting Goods*	15,600	764
Total Retail-Sporting Goods		764
Semiconductor Equipment — 2.1%		
Kla-Tencor	54,190	2,696
Total Semiconductor Equipment		2,696
Telecommunications Equipment-Fiber Optics — 3.9%		
Corning*	146,500	2,741
JDS Uniphase*	128,892	2,147
Total Telecommunications Equipment-Fiber Optics		4,888
Therapeutics — 2.7%		
Gilead Sciences*	52,620	3,417
Total Therapeutics		3,417
Transport-Services — 0.9%		
FedEx	9,900	1,075
Total Transport-Services		1,075
Web Portals/ISP — 5.1%		
Google, Cl A*	13,900	6,401
Total Web Portals/ISP		6,401
Wireless Equipment — 4.0%		
Crown Castle International*	70,950	2,292
Nokia ADR	16,900	343
Qualcomm	65,300	2,468
Total Wireless Equipment		5,103
X-Ray Equipment — 2.5%		
Hologic*	65,800	3,110
Total X-Ray Equipment		3,110
Total Common Stock (Cost $112,649)		125,865

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 1.0%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,270,086 (collateralized by a U.S. Government obligation, par value $1,285,000, 5.50%, 06/22/11, total market value $1,296,410) (A)	$ 1,269	$ 1,269
Total Repurchase Agreement (Cost $1,269)		1,269
Total Investments — 100.4% (Cost $113,918) †		127,134
Other Assets and Liabilities, Net — (0.4)%		(449)
Net Assets — 100.0%		$ 126,685

* Non-income producing security.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research and Development

Cost figures are shown with “000’s” omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $113,918 (000), and the unrealized appreciation and depreciation were $17,063 (000) and $(3,847) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.9%		
Aerospace/Defense — 1.0%		
Teledyne Technologies*	11,635	$ 467
Total Aerospace/Defense		467
Aerospace/Defense-Equipment — 1.8%		
Alliant Techsystems*	3,710	290
BE Aerospace*	7,865	202
DRS Technologies	6,100	321
Total Aerospace/Defense-Equipment		813
Agricultural Chemicals — 0.3%		
UAP Holding	4,900	123
Total Agricultural Chemicals		123
Agricultural Operations — 0.5%		
Tejon Ranch*	4,185	234
Total Agricultural Operations		234
Airlines — 0.4%		
Republic Airways Holdings*	10,890	183
Total Airlines		183
Applications Software — 1.2%		
American Reprographics*	7,570	252
Progress Software*	10,345	289
Total Applications Software		541
Auction House/Art Dealer — 0.5%		
Sotheby's	6,970	216
Total Auction House/Art Dealer		216
Audio/Video Products — 1.3%		
Harman International	5,930	593
Total Audio/Video Products		593
Auto-Medium & Heavy Duty Trucks — 0.5%		
Oshkosh Truck	4,775	231
Total Auto-Medium & Heavy Duty Trucks		231
Broadcast Services/Programming — 0.9%		
Discovery Holding, Cl A*	14,200	228
Nexstar Broadcasting Group, Cl A*	42,600	196
Total Broadcast Services/Programming		424
Building Products-Doors & Windows — 0.4%		
Apogee Enterprises	9,695	187
Total Building Products-Doors & Windows		187
Building-Heavy Construction — 0.7%		
Washington Group International*	5,650	338
Total Building-Heavy Construction		338

Description	Shares	Value (000)
Building-Mobile Home/Manufactured Housing — 0.6%		
Williams Scotsman International*	14,890	$ 292
Total Building-Mobile Home/Manufactured Housing		292
Building-Residential/Commercial — 0.5%		
Levitt, Cl A	17,470	214
Total Building-Residential/Commercial		214
Cable TV — 1.8%		
Mediacom Communications, Cl A*	48,910	393
Rodgers Communications, Cl B	7,160	427
Total Cable TV		820
Chemicals-Diversified — 0.4%		
Olin	11,565	191
Total Chemicals-Diversified		191
Chemicals-Specialty — 0.8%		
Hercules*	4,385	85
MacDermid	7,520	256
Total Chemicals-Specialty		341
Circuit Boards — 0.4%		
Park Electrochemical	7,260	186
Total Circuit Boards		186
Commercial Banks-Central US — 0.5%		
Irwin Financial	9,090	206
Total Commercial Banks-Central US		206
Commercial Banks-Western US — 0.7%		
SVB Financial Group*	6,310	294
Total Commercial Banks-Western US		294
Commercial Services — 0.6%		
Arbitron	6,100	265
Total Commercial Services		265
Commercial Services-Finance — 1.5%		
Euronet Worldwide*	5,267	156
Wright Express*	17,455	544
Total Commercial Services-Finance		700
Computer Aided Design — 1.4%		
Ansys*	9,160	398
Autodesk*	6,100	247
Total Computer Aided Design		645
Computer Services — 0.9%		
Perot Systems, Cl A*	23,860	391
Total Computer Services		391

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Computer Software — 0.7%		
Blackbaud	12,460	$ 324
Total Computer Software		324
Computers-Integrated Systems — 0.3%		
Micros Systems*	2,715	143
Total Computers-Integrated Systems		143
Consulting Services — 1.6%		
Corporate Executive Board	3,340	293
CRA International*	2,155	113
LECG*	18,270	338
Total Consulting Services		744
Consumer Products-Miscellaneous — 0.3%		
Scotts Miracle-Gro, Cl A	2,945	152
Total Consumer Products-Miscellaneous		152
Containers-Metal/Glass — 0.3%		
Greif, Cl A	1,245	147
Total Containers-Metal/Glass		147
Data Processing/Management — 0.6%		
Dun & Bradstreet*	2,600	215
Schawk	1,815	36
Total Data Processing/Management		251
Dental Supplies & Equipment — 0.4%		
Patterson*	4,860	173
Total Dental Supplies & Equipment		173
Diagnostic Equipment — 0.5%		
Cytyc*	8,255	234
Total Diagnostic Equipment		234
Diagnostic Kits — 1.0%		
Dade Behring Holdings	5,785	230
Meridian Bioscience	8,790	216
Total Diagnostic Kits		446
Dialysis Centers — 0.4%		
Dialysis Corp of America*	14,370	183
Total Dialysis Centers		183
Disposable Medical Products — 1.0%		
Arrow International	3,080	109
C.R. Bard	4,210	349
Total Disposable Medical Products		458
Distribution/Wholesale — 0.9%		
Beacon Roofing Supply*	7,260	137
Bell Microproducts*	36,400	256
Total Distribution/Wholesale		393

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.0%		
Actuant, Cl A	3,220	$ 154
ESCO Technologies*	7,025	319
Total Diversified Manufacturing Operations		473
Diversified Operations — 0.3%		
Walter Industries	5,620	152
Total Diversified Operations		152
Drug Delivery Systems — 0.2%		
Conor Medsystems*	2,490	78
Total Drug Delivery Systems		78
Electric Products-Miscellaneous — 0.2%		
Ametek	3,352	107
Total Electric Products-Miscellaneous		107
Electronic Components-Semiconductors — 1.4%		
Diodes*	5,055	179
DSP Group*	10,630	231
ON Semiconductor*	21,505	163
Skyworks Solutions*	9,990	71
Total Electronic Components-Semiconductors		644
Electronic Connectors — 1.0%		
Amphenol, Cl A	7,595	472
Total Electronic Connectors		472
Electronic Design Automation — 0.7%		
Synplicity*	54,000	338
Total Electronic Design Automation		338
Electronic Measuring Instruments — 0.9%		
National Instruments	7,990	217
Orbotech*	7,615	194
Total Electronic Measuring Instruments		411
Enterprise Software/Services — 0.6%		
Lawson Software*	33,270	246
Packeteer*	2,400	33
Total Enterprise Software/Services		279
Finance-Consumer Loans — 1.9%		
Encore Capital Group*	20,010	252
First Marblehead	3,112	170
Nelnet, Cl A*	8,260	226
Portfolio Recovery Associates*	4,890	229
Total Finance-Consumer Loans		877
Finance-Other Services — 0.9%		
Asset Acceptance Capital*	24,545	413
Total Finance-Other Services		413

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Financial Guarantee Insurance — 2.4%		
AMBAC Financial Group	2,755	$ 245
MBIA	4,995	365
Primus Guaranty*	10,275	119
Ram Holdings*	8,940	128
Security Capital Assurance	8,960	249
Total Financial Guarantee Insurance		1,106
Food-Baking — 0.5%		
Flowers Foods	8,365	226
Total Food-Baking		226
Food-Dairy Products — 0.7%		
Dean Foods*	7,690	325
Total Food-Dairy Products		325
Footwear & Related Apparel — 0.0%		
Heelys*	230	7
Total Footwear & Related Apparel		7
Health Care Cost Containment — 0.1%		
Hooper Holmes*	13,400	44
Total Health Care Cost Containment		44
Human Resources — 0.4%		
Hudson Highland Group*	11,870	198
Total Human Resources		198
Industrial Audio & Video Products — 0.9%		
Dolby Laboratories, Cl A*	13,900	431
Total Industrial Audio & Video Products		431
Industrial Automation/Robot — 0.5%		
Cognex	9,820	234
Total Industrial Automation/Robot		234
Instruments-Controls — 0.3%		
Watts Water Technologies, Cl A	3,150	130
Total Instruments-Controls		130
Instruments-Scientific — 0.5%		
Dionex*	2,135	121
Varian*	2,100	94
Total Instruments-Scientific		215
Insurance Brokers — 0.7%		
Hub International	10,710	336
Total Insurance Brokers		336
Internet Application Software — 0.4%		
Cryptologic	8,500	197
Total Internet Application Software		197
Internet Security — 0.3%		
Ipass*	19,320	114
Total Internet Security		114

Description	Shares	Value (000)
Investment Management/Advisory Services — 1.7%		
Affiliated Managers Group*	4,345	$ 457
AllianceBernstein Holding	3,940	317
Total Investment Management/Advisory Services		774
Lasers-Systems/Components — 1.2%		
Electro Scientific Industries*	16,790	338
Rofin-Sinar Technologies*	3,730	226
Total Lasers-Systems/Components		564
Life/Health Insurance — 1.1%		
KMG America*	25,325	243
Stancorp Financial Group	5,815	262
Total Life/Health Insurance		505
Machinery-Pumps — 0.5%		
Graco	6,245	247
Total Machinery-Pumps		247
Medical Instruments — 3.0%		
Cambridge Heart*	92,200	254
DJO*	1,608	69
Edwards Lifesciences*	6,730	317
Natus Medical*	22,140	368
Symmetry Medical*	17,080	236
Techne*	1,865	103
Total Medical Instruments		1,347
Medical Products — 1.5%		
Orthofix International*	9,450	472
Syneron Medical*	7,730	210
Total Medical Products		682
Medical-Biomedical/Genetic — 2.3%		
Alexion Pharmaceuticals*	800	32
Barrier Therapeutics*	52,800	398
Cambrex	11,220	255
Enzon Pharmaceuticals*	12,970	110
Orchid Cellmark*	21,110	66
Qiagen*	12,335	187
Total Medical-Biomedical/Genetic		1,048
Medical-Drugs — 1.0%		
Angiotech Pharmaceuticals*	26,055	214
Aspreva Pharmaceuticals*	9,990	205
Cubist Pharmaceuticals*	2,260	41
Total Medical-Drugs		460
Medical-Generic Drugs — 0.7%		
Perrigo	18,580	321
Total Medical-Generic Drugs		321
Miscellaneous Manufacturing — 0.4%		
Reddy Ice Holdings	7,420	192
Total Miscellaneous Manufacturing		192

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Motion Pictures & Services — 0.3%		
Alliance Atlantis Communications, Cl B*	3,480	$ 151
Total Motion Pictures & Services		151
Multi-Line Insurance — 0.6%		
Assurant	4,930	272
Total Multi-Line Insurance		272
Multimedia — 0.9%		
Entravision Communications, Cl A*	20,875	172
Gemstar-TV Guide International*	63,400	254
Total Multimedia		426
Networking Products — 1.2%		
Foundry Networks*	15,025	225
Netgear*	12,200	320
Total Networking Products		545
Non-Hazardous Waste Disposal — 0.9%		
Waste Connections*	5,255	218
WCA Waste*	22,290	179
Total Non-Hazardous Waste Disposal		397
Office Furnishings-Original — 0.5%		
Steelcase, Cl A	13,505	245
Total Office Furnishings-Original		245
Oil Companies-Exploration & Production — 1.2%		
Mariner Energy*	11,612	227
Southwestern Energy*	3,105	109
Stone Energy*	6,415	227
Total Oil Companies-Exploration & Production		563
Oil Field Machinery & Equipment — 1.6%		
Dril-Quip*	8,140	319
FMC Technologies*	4,695	289
NATCO Group, Cl A*	3,895	124
Total Oil Field Machinery & Equipment		732
Oil-Field Services — 0.8%		
Superior Energy Services*	7,205	235
W-H Energy Services*	2,895	141
Total Oil-Field Services		376
Paper & Related Products — 2.5%		
Abitibi-Consolidated	157,310	403
Bowater	10,340	233
Caraustar Industries*	25,800	209
Neenah Paper	7,775	274
Total Paper & Related Products		1,119
Property/Casualty Insurance — 2.1%		
Arch Capital Group*	6,750	$ 456
CNA Surety*	10,585	228
RLI	4,770	269
Total Property/Casualty Insurance		953
Publishing-Books — 2.0%		
John Wiley & Sons, Cl A	11,155	429
Scholastic*	13,630	489
Total Publishing-Books		918
Publishing-Periodicals — 0.6%		
Playboy Enterprises, Cl B*	23,530	270
Total Publishing-Periodicals		270
Radio — 0.9%		
Radio One, Cl D*	36,980	249
Spanish Broadcasting System, Cl A*	40,990	169
Total Radio		418
Reinsurance — 3.8%		
Allied World Assurance Holdings	2,650	116
Aspen Insurance Holdings	16,100	424
Endurance Specialty Holdings	11,820	432
Montpelier Re Holdings	21,290	396
Platinum Underwriters Holdings	12,170	377
Total Reinsurance		1,745
REITs-Hotels — 0.6%		
Ashford Hospitality Trust	20,340	253
Total REITs-Hotels		253
REITs-Mortgage — 1.1%		
Gramercy Capital	7,950	245
KKR Financial	10,110	271
Total REITs-Mortgage		516
REITs-Office Property — 0.5%		
American Financial Realty Trust	19,250	220
Total REITs-Office Property		220
Resorts/Theme Parks — 0.9%		
Vail Resorts*	9,215	413
Total Resorts/Theme Parks		413
Retail-Apparel/Shoe — 0.6%		
Footstar*	41,600	273
Total Retail-Apparel/Shoe		273

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Retail-Auto Parts — 0.4%		
Advance Auto Parts	5,620	$ 200
Total Retail-Auto Parts		200
Retail-Catalog Shopping — 0.1%		
MSC Industrial Direct, Cl A	1,060	42
Total Retail-Catalog Shopping		42
Retail-Office Supplies — 0.4%		
School Specialty*	4,220	158
Total Retail-Office Supplies		158
Retail-Propane Distributors — 1.1%		
Star Gas Partners*	145,300	511
Total Retail-Propane Distributors		511
Retail-Video Rental — 1.0%		
Blockbuster, Cl A*	88,715	469
Total Retail-Video Rental		469
Satellite Telecom — 0.7%		
Loral Space & Communications*	7,500	305
Total Satellite Telecom		305
Schools — 0.3%		
Capella Education*	4,615	112
Total Schools		112
Schools-Day Care — 0.1%		
Bright Horizons Family Solutions*	1,700	66
Total Schools-Day Care		66
Seismic Data Collection — 0.3%		
Seitel*	38,000	136
Total Seismic Data Collection		136
Semiconductor Components-Integrated Circuits — 0.7%		
ChipMOS TECHNOLOGIES*	46,670	317
Total Semiconductor Components-Integrated Circuits		317
Semiconductor Equipment — 2.2%		
Brooks Automation*	19,470	280
Cabot Microelectronics*	7,540	256
Credence Systems*	7,800	41
Entegris*	30,860	334
Formfactor*	3,020	112
Total Semiconductor Equipment		1,023
Software Tools — 0.3%		
Borland Software*	23,050	125
Total Software Tools		125

Description	Shares	Value (000)
Steel Pipe & Tube — 0.7%		
Mueller Water Products, Cl A	12,940	$ 193
Mueller Water Products, Cl B*	9,286	138
Total Steel Pipe & Tube		331
Telecommunications Equipment — 1.7%		
CommScope*	8,640	263
Plantronics	14,010	297
Tollgrade Communications*	20,200	214
Total Telecommunications Equipment		774
Telecommunications Services — 2.5%		
Global Crossing*	5,800	142
Iowa Telecom-munications Services	4,500	89
Mastec*	21,070	243
NeuStar, Cl A*	8,555	277
Time Warner Telecom, Cl A*	18,845	376
Total Telecommunications Services		1,127
Telephone-Integrated — 0.5%		
IDT, Cl B*	16,790	220
Total Telephone-Integrated		220
Television — 0.8%		
Sinclair Broadcast Group, Cl A	34,980	367
Total Television		367
Transport-Equipment & Leasing — 0.8%		
GATX	5,050	219
Greenbrier	4,230	127
Total Transport-Equipment & Leasing		346
Transport-Truck — 0.5%		
Forward Air	7,015	203
Total Transport-Truck		203
Travel Services — 0.7%		
Ambassadors Group	10,000	304
Total Travel Services		304
Wire & Cable Products — 0.7%		
General Cable*	6,815	297
Total Wire & Cable Products		297
Total Common Stock (Cost $39,550)		44,728
INVESTMENT COMPANY — 0.5%		
Index Fund-Small Cap — 0.5%		
iShares Russell 2000 Index Fund	3,100	242
Total Investment Company (Cost $221)		242

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 3.1%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,395,479 (collateralized by a U.S. Government obligation, par value $1,380,000, 5.375%, 07/17/09, total market value $1,426,323) (A)	$ 1,395	$ 1,395
Total Repurchase Agreement (Cost $1,395)		1,395
Total Investments — 101.5% (Cost $41,166) †		46,365
Other Assets and Liabilities, Net — (1.5)%		(675)
Net Assets — 100.0%		$ 45,690

* Non-income producing security.

(A) — Tri-party repurchase agreement

CI — Class
REITs — Real Estate Investment Trusts

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $41,166 (000), and the unrealized appreciation and depreciation were $6,206 (000) and $(1,007) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.9%		
Aerospace/Defense — 0.5%		
Teledyne Technologies*	5,460	$ 219
Total Aerospace/Defense		219
Aerospace/Defense-Equipment — 1.7%		
Alliant Techsystems*	1,840	144
BE Aerospace*	16,844	433
DRS Technologies	2,700	142
Total Aerospace/Defense-Equipment		719
Agricultural Chemicals — 0.1%		
UAP Holding	2,205	56
Total Agricultural Chemicals		56
Agricultural Operations — 0.3%		
Tejon Ranch*	1,957	109
Total Agricultural Operations		109
Airlines — 0.2%		
Republic Airways Holdings*	5,100	86
Total Airlines		86
Applications Software — 2.4%		
American Reprographics*	12,505	417
Nuance Communications*	40,030	459
Progress Software*	4,665	130
Total Applications Software		1,006
Auction House/Art Dealer — 0.2%		
Sotheby's	3,250	101
Total Auction House/Art Dealer		101
Audio/Video Products — 0.7%		
Harman International	2,940	294
Total Audio/Video Products		294
Auto-Medium & Heavy Duty Trucks — 0.6%		
Force Protection*	7,115	124
Oshkosh Truck	2,115	102
Total Auto-Medium & Heavy Duty Trucks		226
Auto/Truck Parts & Equipment-Original — 0.3%		
Amerigon*	14,396	139
Total Auto/Truck Parts & Equipment-Original		139
Broadcast Services/Programming — 0.5%		
Discovery Holding, Cl A*	6,400	103
Nexstar Broadcasting Group, Cl A*	20,073	92
Total Broadcast Services/Programming		195
Building Products-Doors & Windows — 0.2%		
Apogee Enterprises	4,375	84
Total Building Products-Doors & Windows		84

Description	Shares	Value (000)
Building-Heavy Construction — 0.4%		
Washington Group International*	2,650	$ 158
Total Building-Heavy Construction		158
Building-Mobile Home/Manufactured Housing — 0.3%		
Williams Scotsman International*	7,000	137
Total Building-Mobile Home/Manufactured Housing		137
Building-Residential/Commercial — 0.2%		
Levitt, Cl A	8,100	99
Total Building-Residential/Commercial		99
Cable TV — 0.9%		
Mediacom Communications, Cl A*	22,952	184
Rodgers Communications, Cl B	3,365	201
Total Cable TV		385
Chemicals-Diversified — 0.2%		
Olin	5,280	87
Total Chemicals-Diversified		87
Chemicals-Specialty — 0.4%		
Hercules*	2,052	40
MacDermid	3,535	120
Total Chemicals-Specialty		160
Circuit Boards — 0.2%		
Park Electrochemical	3,400	87
Total Circuit Boards		87
Commercial Banks-Central US — 0.2%		
Irwin Financial	4,000	91
Total Commercial Banks-Central US		91
Commercial Banks-Eastern US — 0.5%		
Signature Bank*	6,061	188
Total Commercial Banks-Eastern US		188
Commercial Banks-Western US — 0.6%		
Community Bancorp*	4,103	124
SVB Financial Group*	2,934	137
Total Commercial Banks-Western US		261
Commercial Services — 2.2%		
Arbitron	3,000	130
CoStar Group*	3,707	199
ExlService Holdings*	5,070	107
PeopleSupport*	6,076	128
Providence Service*	7,602	191
TeleTech Holdings*	5,800	138
Total Commercial Services		893

Old Mutual Strategic Small Company Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Commercial Services-Finance — 0.8%		
Euronet Worldwide*	2,460	$ 73
Wright Express*	8,042	251
Total Commercial Services-Finance		324
Computer Aided Design — 0.7%		
Ansys*	4,130	180
Autodesk*	2,870	116
Total Computer Aided Design		296
Computer Services — 0.4%		
Perot Systems, Cl A*	11,202	184
Total Computer Services		184
Computer Software — 0.6%		
Blackbaud	5,620	146
Double-Take Software*	9,300	120
Total Computer Software		266
Computers — 0.9%		
Rackable Systems*	11,745	364
Total Computers		364
Computers-Integrated Systems — 0.2%		
Micros Systems*	1,275	67
Total Computers-Integrated Systems		67
Computers-Memory Devices — 1.0%		
Simpletech*	32,650	414
Total Computers-Memory Devices		414
Computers-Peripheral Equipment — 0.3%		
Sigma Designs*	4,981	127
Total Computers-Peripheral Equipment		127
Consulting Services — 3.7%		
Advisory Board*	5,700	305
Corporate Executive Board	6,365	558
CRA International*	985	52
Huron Consulting Group*	3,852	175
LECG*	22,906	423
Total Consulting Services		1,513
Consumer Products-Miscellaneous — 0.2%		
Scotts Miracle-Gro, Cl A	1,460	75
Total Consumer Products-Miscellaneous		75
Containers-Metal/Glass — 0.2%		
Greif, Cl A	585	69
Total Containers-Metal/Glass		69
Data Processing/Management — 0.3%		
Dun & Bradstreet*	1,265	105
Schawk	235	4
Total Data Processing/Management		109

Description	Shares	Value (000)
Dental Supplies & Equipment — 0.2%		
Patterson*	2,410	$ 86
Total Dental Supplies & Equipment		86
Diagnostic Equipment — 0.3%		
Cytyc*	3,920	111
Total Diagnostic Equipment		111
Diagnostic Kits — 1.3%		
Dade Behring Holdings	2,840	113
Meridian Bioscience	3,965	97
Quidel*	22,355	305
Total Diagnostic Kits		515
Dialysis Centers — 0.2%		
Dialysis Corp of America*	6,750	86
Total Dialysis Centers		86
Disposable Medical Products — 0.5%		
Arrow International	1,450	51
C.R. Bard	2,085	173
Total Disposable Medical Products		224
Distribution/Wholesale — 0.5%		
Beacon Roofing Supply*	3,400	64
Bell Microproducts*	18,400	130
Total Distribution/Wholesale		194
Diversified Manufacturing Operations — 2.2%		
Actuant, Cl A	1,515	72
ESCO Technologies*	18,250	829
Total Diversified Manufacturing Operations		901
Diversified Operations — 0.2%		
Walter Industries	2,450	66
Total Diversified Operations		66
Drug Delivery Systems — 0.5%		
Conor Medsystems*	1,310	41
Noven Pharmaceuticals*	5,750	146
Total Drug Delivery Systems		187
E-Services/Consulting — 0.2%		
Perficient*	6,084	100
Total E-Services/Consulting		100
Educational Software — 1.0%		
Blackboard*	13,400	403
Total Educational Software		403
Electric Products-Miscellaneous — 0.1%		
Ametek	1,657	53
Total Electric Products-Miscellaneous		53

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund

December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Electronic Components-Semiconductors — 0.7%		
Diodes*	2,275	$ 81
DSP Group*	4,940	107
ON Semiconductor*	9,665	73
Skyworks Solutions*	4,700	33
Total Electronic Components-Semiconductors		294
Electronic Connectors — 0.6%		
Amphenol, Cl A	3,765	234
Total Electronic Connectors		234
Electronic Design Automation — 0.7%		
Comtech Group*	6,450	118
Synplicity*	25,600	160
Total Electronic Design Automation		278
Electronic Measuring Instruments — 0.5%		
National Instruments	3,595	98
Orbotech*	3,495	89
Total Electronic Measuring Instruments		187
Engineering/R&D Services — 0.3%		
Stanley*	8,450	143
Total Engineering/R&D Services		143
Enterprise Software/Services — 0.7%		
Concur Technologies*	8,700	139
Lawson Software*	15,800	117
Packeteer*	1,100	15
Total Enterprise Software/Services		271
Entertainment Software — 0.6%		
THQ*	7,450	242
Total Entertainment Software		242
Finance-Commercial — 0.2%		
Newstar Financial*	5,500	101
Total Finance-Commercial		101
Finance-Consumer Loans — 1.0%		
Encore Capital Group*	9,400	118
First Marblehead	1,438	79
Nelnet, Cl A*	3,800	104
Portfolio Recovery Associates*	2,379	111
Total Finance-Consumer Loans		412
Finance-Investment Banker/Broker — 1.1%		
Evercore Partners, Cl A*	4,979	183
Greenhill	3,900	288
Total Finance-Investment Banker/Broker		471
Finance-Other Services — 1.3%		
Asset Acceptance Capital*	11,497	193
GFI Group*	3,091	193
International Securities Exchange Holdings	3,506	164
Total Finance-Other Services		550

Description	Shares	Value (000)
Financial Guarantee Insurance — 1.3%		
AMBAC Financial Group	1,365	$ 122
MBIA	2,475	181
Primus Guaranty*	4,635	53
Ram Holdings*	4,030	58
Security Capital Assurance	4,030	112
Total Financial Guarantee Insurance		526
Food-Baking — 0.3%		
Flowers Foods	3,855	104
Total Food-Baking		104
Food-Dairy Products — 0.4%		
Dean Foods*	3,810	161
Total Food-Dairy Products		161
Footwear & Related Apparel — 0.0%		
Heelys*	110	4
Total Footwear & Related Apparel		4
Gambling (Non-Hotel) — 1.2%		
Pinnacle Entertainment*	14,365	476
Total Gambling (Non-Hotel)		476
Health Care Cost Containment — 0.1%		
Hooper Holmes*	6,200	21
Total Health Care Cost Containment		21
Human Resources — 1.0%		
Hudson Highland Group*	5,600	94
Kenexa*	9,543	317
Total Human Resources		411
Import/Export — 0.2%		
Castle Brands*	12,418	77
Total Import/Export		77
Industrial Audio & Video Products — 0.5%		
Dolby Laboratories, Cl A*	6,355	197
Total Industrial Audio & Video Products		197
Industrial Automation/Robot — 0.3%		
Cognex	4,420	105
Total Industrial Automation/Robot		105
Instruments-Controls — 0.2%		
Watts Water Technologies, Cl A	1,500	62
Total Instruments-Controls		62
Instruments-Scientific — 0.3%		
Dionex*	1,005	57
Varian*	1,040	47
Total Instruments-Scientific		104

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Insurance Brokers — 0.2%		
Hub International	3,270	$ 103
Total Insurance Brokers		103
Internet Application Software — 1.5%		
Cryptologic	4,000	93
DealerTrack Holdings*	10,197	300
Vocus*	12,632	212
Total Internet Application Software		605
Internet Connective Services — 0.5%		
Cogent Communications Group*	12,980	211
Total Internet Connective Services		211
Internet Infrastructure Software — 0.3%		
Opsware*	16,099	142
Total Internet Infrastructure Software		142
Internet Security — 0.1%		
Ipass*	9,100	53
Total Internet Security		53
Intimate Apparel — 0.1%		
Tefron	3,261	34
Total Intimate Apparel		34
Investment Management/Advisory Services — 1.8%		
Affiliated Managers Group*	5,733	602
AllianceBernstein Holding	1,875	151
Total Investment Management/Advisory Services		753
Lasers-Systems/Components — 0.6%		
Electro Scientific Industries*	7,900	159
Rofin-Sinar Technologies*	1,740	105
Total Lasers-Systems/Components		264
Life/Health Insurance — 0.6%		
KMG America*	11,825	114
Stancorp Financial Group	2,735	123
Total Life/Health Insurance		237
Machinery-Pumps — 0.3%		
Graco	3,095	123
Total Machinery-Pumps		123
Medical Imaging Systems — 0.7%		
Vital Images*	8,000	278
Total Medical Imaging Systems		278
Medical Information Systems — 1.0%		
Allscripts Healthcare Solutions*	9,050	244
Phase Forward*	11,500	173
Total Medical Information Systems		417

Description	Shares	Value (000)
Medical Instruments — 2.5%		
Cambridge Heart*	43,600	$ 120
Conceptus*	18,445	393
DJO*	740	32
Edwards Lifesciences*	3,335	157
Natus Medical*	10,400	173
Symmetry Medical*	7,900	109
Techne*	925	51
Total Medical Instruments		1,035
Medical Products — 0.8%		
Orthofix International*	4,260	213
Syneron Medical*	3,700	100
Total Medical Products		313
Medical-Biomedical/Genetic — 2.5%		
Alexion Pharmaceuticals*	360	14
Barrier Therapeutics*	24,900	188
Cambrex	5,400	123
Enzon Pharmaceuticals*	6,098	52
Keryx Biopharmaceuticals*	19,315	257
Lifecell*	4,250	102
Nektar Therapeutics*	12,150	185
Orchid Cellmark*	9,900	31
Qiagen*	5,560	84
Total Medical-Biomedical/Genetic		1,036
Medical-Drugs — 2.9%		
Adams Respiratory Therapeutics*	16,710	682
Angiotech Pharmaceuticals*	12,194	100
Aspreva Pharmaceuticals*	4,700	97
Cubist Pharmaceuticals*	1,015	18
Santarus*	37,403	293
Total Medical-Drugs		1,190
Medical-Generic Drugs — 0.4%		
Perrigo	8,779	152
Total Medical-Generic Drugs		152
Medical-Outpatient/Home Medical — 1.3%		
Radiation Therapy Services*	16,595	523
Total Medical-Outpatient/Home Medical		523
Metal Processors & Fabricators — 0.6%		
Ladish*	6,532	242
Total Metal Processors & Fabricators		242
Miscellaneous Manufacturing — 0.2%		
Reddy Ice Holdings	3,460	89
Total Miscellaneous Manufacturing		89
Motion Pictures & Services — 0.2%		
Alliance Atlantis Communications, Cl B*	1,635	71
Total Motion Pictures & Services		71

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Multi-Line Insurance — 0.3%		
Assurant	2,440	$ 135
Total Multi-Line Insurance		135
Multimedia — 0.5%		
Entravision Communications, Cl A*	9,857	81
Gemstar-TV Guide International*	32,100	129
Total Multimedia		210
Networking Products — 1.2%		
Atheros Communications*	12,150	259
Foundry Networks*	7,056	106
Netgear*	5,650	148
Total Networking Products		513
Non-Hazardous Waste Disposal — 0.5%		
Waste Connections*	2,470	102
WCA Waste*	10,436	84
Total Non-Hazardous Waste Disposal		186
Office Furnishings-Original — 0.3%		
Steelcase, Cl A	6,420	117
Total Office Furnishings-Original		117
Oil Companies-Exploration & Production — 1.7%		
Arena Resources*	2,500	107
ATP Oil & Gas*	3,050	121
Berry Petroleum, Cl A	3,950	122
Mariner Energy*	5,235	102
Parallel Petroleum*	5,350	94
Southwestern Energy*	1,540	54
Stone Energy*	3,022	107
Total Oil Companies-Exploration & Production		707
Oil Field Machinery & Equipment — 2.0%		
Dresser-Rand Group*	13,900	340
Dril-Quip*	3,670	144
FMC Technologies*	2,325	143
Metretek Technologies*	9,900	122
NATCO Group, Cl A*	1,830	58
Total Oil Field Machinery & Equipment		807
Oil-Field Services — 1.0%		
Hercules Offshore*	3,150	91
Superior Energy Services*	3,250	106
W-H Energy Services*	4,298	209
Total Oil-Field Services		406
Paper & Related Products — 1.3%		
Abitibi-Consolidated	73,400	188
Bowater	4,950	111
Caraustar Industries*	12,100	98
Neenah Paper	3,689	130
Total Paper & Related Products		527

Description	Shares	Value (000)
Physical Therapy/Rehabilitation Centers — 1.2%		
Psychiatric Solutions*	13,601	$ 510
Total Physical Therapy/Rehabilitation Centers		510
Property/Casualty Insurance — 1.1%		
Arch Capital Group*	3,200	216
CNA Surety*	4,775	103
RLI	2,240	126
Total Property/Casualty Insurance		445
Publishing-Books — 1.0%		
John Wiley & Sons, Cl A	5,130	197
Scholastic*	6,337	227
Total Publishing-Books		424
Publishing-Periodicals — 0.3%		
Playboy Enterprises, Cl B*	11,100	127
Total Publishing-Periodicals		127
Radio — 0.5%		
Radio One, Cl D*	17,322	117
Spanish Broadcasting System, Cl A*	19,484	80
Total Radio		197
Reinsurance — 2.0%		
Allied World Assurance Holdings	1,245	54
Aspen Insurance Holdings	7,636	201
Endurance Specialty Holdings	5,542	203
Montpelier Re Holdings	10,100	188
Platinum Underwriters Holdings	5,800	180
Total Reinsurance		826
REITs-Hotels — 0.3%		
Ashford Hospitality Trust	9,653	120
Total REITs-Hotels		120
REITs-Mortgage — 0.6%		
Gramercy Capital	3,585	111
KKR Financial	4,560	122
Total REITs-Mortgage		233
REITs-Office Property — 0.3%		
American Financial Realty Trust	9,665	111
Total REITs-Office Property		111
Resorts/Theme Parks — 0.5%		
Vail Resorts*	4,335	194
Total Resorts/Theme Parks		194
Retail-Apparel/Shoe — 1.2%		
Children's Place*	2,800	178
Footstar*	20,900	137
Tween Brands*	4,600	183
Total Retail-Apparel/Shoe		498

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Retail-Arts & Crafts — 0.3%		
AC Moore Arts & Crafts*	5,850	$ 127
Total Retail-Arts & Crafts		127
Retail-Auto Parts — 0.2%		
Advance Auto Parts	2,730	97
Total Retail-Auto Parts		97
Retail-Catalog Shopping — 0.0%		
MSC Industrial Direct, Cl A	500	20
Total Retail-Catalog Shopping		20
Retail-Office Supplies — 0.2%		
School Specialty*	1,985	74
Total Retail-Office Supplies		74
Retail-Propane Distributors — 0.6%		
Star Gas Partners*	68,400	241
Total Retail-Propane Distributors		241
Retail-Restaurants — 0.8%		
BJ's Restaurants*	5,400	109
Chipotle Mexican Grill, Cl A*	3,800	217
Total Retail-Restaurants		326
Retail-Sporting Goods — 0.8%		
Hibbett Sporting Goods*	6,299	192
Zumiez*	4,750	141
Total Retail-Sporting Goods		333
Retail-Video Rental — 0.5%		
Blockbuster, Cl A*	41,751	221
Total Retail-Video Rental		221
Satellite Telecom — 0.3%		
Loral Space & Communications*	3,500	143
Total Satellite Telecom		143
Schools — 2.0%		
Capella Education*	8,925	216
Devry	5,135	144
ITT Educational Services*	3,710	246
Strayer Education	2,100	223
Total Schools		829
Schools-Day Care — 0.1%		
Bright Horizons Family Solutions*	835	32
Total Schools-Day Care		32
Seismic Data Collection — 0.2%		
Seitel*	19,200	69
Total Seismic Data Collection		69

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	16,400	$ 145
ChipMOS TECHNOLOGIES*	22,200	151
Total Semiconductor Components-Integrated Circuits		296
Semiconductor Equipment — 1.1%		
Brooks Automation*	9,200	132
Cabot Microelectronics*	3,500	119
Credence Systems*	3,700	19
Entegris*	11,275	122
Formfactor*	1,390	52
Total Semiconductor Equipment		444
Software Tools — 0.1%		
Borland Software*	10,976	60
Total Software Tools		60
Steel Pipe & Tube — 0.4%		
Mueller Water Products, Cl A	6,100	91
Mueller Water Products, Cl B*	4,048	60
Total Steel Pipe & Tube		151
Telecommunications Equipment — 2.1%		
CommScope*	20,900	637
Plantronics	6,600	140
Tollgrade Communications*	9,500	100
Total Telecommunications Equipment		877
Telecommunications Services — 2.5%		
Cbeyond*	7,077	217
Global Crossing*	2,700	66
Iowa Telecommunications Services	2,153	43
Mastec*	10,000	115
NeuStar, Cl A*	3,860	125
Orbcomm*	14,500	128
Time Warner Telecom, Cl A*	16,450	328
Total Telecommunications Services		1,022
Telephone-Integrated — 0.3%		
IDT, Cl B*	8,000	105
Total Telephone-Integrated		105
Television — 0.4%		
Sinclair Broadcast Group, Cl A	16,416	172
Total Television		172
Therapeutics — 0.5%		
Theravance*	6,435	199
Total Therapeutics		199
Transactional Software — 1.4%		
Innerworkings*	6,452	103
Transaction Systems Architects*	7,250	236
VeriFone Holdings*	6,435	228
Total Transactional Software		567

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Transport-Equipment & Leasing — 0.4%		
GATX	2,394	$ 104
Greenbrier	2,000	60
Total Transport-Equipment & Leasing		164
Transport-Truck — 0.2%		
Forward Air	3,300	95
Total Transport-Truck		95
Travel Services — 0.3%		
Ambassadors Group	4,570	139
Total Travel Services		139
Web Hosting/Design — 0.6%		
Equinix*	2,995	226
Total Web Hosting/Design		226
Wire & Cable Products — 0.9%		
General Cable*	5,599	245
Superior Essex*	3,600	119
Total Wire & Cable Products		364
Wound, Burn & Skin Care — 0.3%		
Obagi Medical Products*	10,600	110
Total Wound, Burn & Skin Care		110
Total Common Stock (Cost $35,511)		40,612
INVESTMENT COMPANY — 0.1%		
Index Fund-Small Cap — 0.1%		
iShares Russell 2000 Index Fund	300	23
Total Investment Company (Cost $21)		23

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 1.6%		
Morgan Stanley 5.05%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $664,249 (collaterlized by a U.S. Treasury obligation, par value $1,849,222, 6.375%, 08/15/27, total market value $677,148) (A)	$ 664	$ 664
Total Repurchase Agreement (Cost $664)		664
Total Investments — 100.6% (Cost $36,196) †		41,299
Other Assets and Liabilities, Net — (0.6)%		(233)
Net Assets — 100.0 %		$ 41,066

* Non-income producing security.

(A) — Tri-party repurchase agreement

CI — Class
R&D — Research and Development
REITs — Real Estate Investment Trusts

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $36,196 (000), and the unrealized appreciation and depreciation were $5,826 (000) and $(723) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual TS&W Small Cap Value Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.3%		
Advanced Materials/Products — 0.7%		
Ceradyne*	8,850	$ 500
Total Advanced Materials/Products		500
Aerospace/Defense-Equipment — 1.0%		
Curtiss-Wright	19,100	708
Total Aerospace/Defense-Equipment		708
Airlines — 0.7%		
Mesa Air Group*	54,600	468
Total Airlines		468
Auction House/Art Dealer — 1.0%		
Sotheby's	21,500	667
Total Auction House/Art Dealer		667
Building Products-Cement/Aggregate — 1.2%		
Texas Industries	13,200	848
Total Building Products-Cement/Aggregate		848
Building-Heavy Construction — 2.4%		
Chicago Bridge & Iron	38,300	1,047
Granite Construction	11,400	574
Total Building-Heavy Construction		1,621
Chemicals-Specialty — 1.0%		
Terra Industries*	55,850	669
Total Chemicals-Specialty		669
Commercial Banks-Central US — 1.7%		
Sterling Bancshares	45,750	596
Wintrust Financial	12,550	602
Total Commercial Banks-Central US		1,198
Commercial Banks-Western US — 3.7%		
CVB Financial	36,956	534
Hanmi Financial	31,000	698
Sterling Financial	18,500	626
UCBH Holdings	38,200	671
Total Commercial Banks-Western US		2,529
Computer Aided Design — 0.9%		
Ansys*	13,600	591
Total Computer Aided Design		591
Computer Services — 1.3%		
Perot Systems, Cl A*	55,050	902
Total Computer Services		902
Computers-Integrated Systems — 2.2%		
Micros Systems*	13,100	690
MTS Systems	21,200	819
Total Computers-Integrated Systems		1,509

Description	Shares	Value (000)
Computers-Memory Devices — 1.4%		
Imation	20,100	$ 933
Total Computers-Memory Devices		933
Computers-Voice Recognition — 1.0%		
Talx	25,250	693
Total Computers-Voice Recognition		693
Decision Support Software — 0.7%		
SPSS*	15,500	466
Total Decision Support Software		466
Diversified Manufacturing Operations — 1.7%		
AO Smith	19,050	716
ESCO Technologies*	10,700	486
Total Diversified Manufacturing Operations		1,202
Electric Products-Miscellaneous — 1.0%		
Lamson & Sessions*	27,900	677
Total Electric Products-Miscellaneous		677
Electric-Integrated — 3.0%		
El Paso Electric*	55,500	1,353
Westar Energy	27,200	706
Total Electric-Integrated		2,059
Electronic Security Devices — 1.2%		
American Science & Engineering*	13,500	803
Total Electronic Security Devices		803
Energy-Alternate Sources — 0.5%		
Headwaters*	14,900	357
Total Energy-Alternate Sources		357
Enterprise Software/Services — 1.0%		
Sybase*	28,100	694
Total Enterprise Software/Services		694
Entertainment Software — 1.2%		
THQ*	24,600	800
Total Entertainment Software		800
Filtration/Separation Products — 1.1%		
Clarcor	22,600	764
Total Filtration/Separation Products		764
Finance-Consumer Loans — 2.0%		
Asta Funding	20,800	633
World Acceptance*	15,300	718
Total Finance-Consumer Loans		1,351
Food-Retail — 1.2%		
Great Atlantic & Pacific Tea	31,800	819
Total Food-Retail		819

SCHEDULE OF INVESTMENTS

Old Mutual TS&W Small Cap Value Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Gambling (Non-Hotel) — 0.7%		
Isle of Capri Casinos*	18,450	$ 490
Total Gambling (Non-Hotel)		490
Gas-Distribution — 1.6%		
Energen	23,150	1,087
Total Gas-Distribution		1,087
Gold Mining — 1.7%		
Royal Gold	32,000	1,151
Total Gold Mining		1,151
Industrial Gases — 1.7%		
Airgas	29,000	1,175
Total Industrial Gases		1,175
Insurance Brokers — 1.3%		
Hilb Rogal & Hobbs	20,800	876
Total Insurance Brokers		876
Machinery-Construction & Mining — 1.1%		
Bucyrus International, Cl A	15,100	782
Total Machinery-Construction & Mining		782
Machinery-Farm — 1.2%		
AGCO*	26,300	814
Total Machinery-Farm		814
Medical-Outpatient/Home Medical — 1.3%		
Amedisys*	26,667	877
Total Medical-Outpatient/Home Medical		877
Motion Pictures & Services — 1.1%		
Lions Gate Entertainment*	70,000	751
Total Motion Pictures & Services		751
Office Supplies & Forms — 0.3%		
John H. Harland	3,600	181
Total Office Supplies & Forms		181
Oil Companies-Exploration & Production — 3.8%		
Berry Petroleum, Cl A	23,700	735
GMX Resources*	15,500	550
Penn Virginia	9,450	662
Unit*	13,700	664
Total Oil Companies-Exploration & Production		2,611
Oil Field Machinery & Equipment — 0.9%		
Gulf Island Fabrication	16,100	594
Total Oil Field Machinery & Equipment		594
Oil-Field Services — 1.1%		
Universal Compression Holdings*	11,900	739
Total Oil-Field Services		739

Description	Shares	Value (000)
Property/Casualty Insurance — 5.4%		
FPIC Insurance Group*	16,700	$ 651
Philadelphia Consolidated Holding*	33,700	1,502
PMA Capital, Cl A*	52,500	484
Selective Insurance Group	19,000	1,088
Total Property/Casualty Insurance		3,725
Real Estate Management/Services — 2.1%		
Jones Lang LaSalle	15,500	1,429
Total Real Estate Management/Services		1,429
REITs-Apartments — 1.0%		
Post Properties	14,600	667
Total REITs-Apartments		667
REITs-Diversified — 1.1%		
PS Business Parks	11,200	792
Total REITs-Diversified		792
REITs-Health Care — 1.1%		
Omega Healthcare Investors	44,400	787
Total REITs-Health Care		787
REITs-Hotels — 1.6%		
LaSalle Hotel Properties	23,600	1,082
Total REITs-Hotels		1,082
REITs-Office Property — 2.4%		
Corporate Office Properties Trust	16,600	838
Parkway Properties	16,600	847
Total REITs-Office Property		1,685
Rental Auto/Equipment — 3.1%		
Aaron Rents	42,825	1,233
Dollar Thrifty Automotive Group*	20,000	912
Total Rental Auto/Equipment		2,145
Research & Development — 1.3%		
Kendle International*	29,200	918
Total Research & Development		918
Respiratory Products — 1.1%		
Respironics*	20,600	778
Total Respiratory Products		778
Retail-Apparel/Shoe — 3.1%		
Charming Shoppes*	51,900	702
Children's Place*	10,700	680
JOS A Bank Clothiers*	26,325	772
Total Retail-Apparel/Shoe		2,154
Retail-Convenience Store — 1.2%		
Casey's General Stores	35,850	844
Total Retail-Convenience Store		844

Old Mutual TS&W Small Cap Value Fund
December 31, 2006 (Unaudited)

Description	Shares	Value (000)
Retail-Drug Store — 0.9%		
Longs Drug Stores	14,800	$ 627
Total Retail-Drug Store		627
Retail-Pawn Shops — 2.1%		
Cash America International	16,800	788
Ezcorp, Cl A*	41,400	673
Total Retail-Pawn Shops		1,461
Retail-Petroleum Products — 1.5%		
World Fuel Services	23,900	1,063
Total Retail-Petroleum Products		1,063
Retail-Restaurants — 2.6%		
CEC Entertainment*	19,200	773
Jack in the Box*	16,300	995
Total Retail-Restaurants		1,768
S&L/Thrifts-Eastern US — 0.5%		
WSFS Financial	4,800	321
Total S&L/Thrifts-Eastern US		321
Steel-Producers — 1.3%		
Schnitzer Steel Industries, Cl A	22,400	889
Total Steel-Producers		889
Telecommunications Equipment — 2.6%		
CommScope*	23,400	713
Comtech Telecommunications*	28,050	1,068
Total Telecommunications Equipment		1,781
Toys — 1.2%		
Marvel Entertainment*	29,700	799
Total Toys		799
Transactional Software — 0.8%		
Transaction Systems Architects*	18,000	586
Total Transactional Software		586
Transport-Equipment & Leasing — 1.9%		
GATX	30,000	1,300
Total Transport-Equipment & Leasing		1,300
Transport-Marine — 1.2%		
Kirby*	23,700	809
Total Transport-Marine		809
Transport-Services — 1.3%		
Bristow Group*	23,900	863
Total Transport-Services		863

Description	Shares/Face Amount (000)	Value (000)
Transport-Truck — 1.1%		
Celadon Group*	45,725	$ 766
Total Transport-Truck		766
Veterinary Diagnostics — 1.2%		
VCA Antech*	26,200	843
Total Veterinary Diagnostics		843
Total Common Stock (Cost $45,716)		66,838
INVESTMENT COMPANY — 1.0%		
Index Fund-Small Cap — 1.0%		
iShares Russell 2000 Value Index Fund	8,900	713
Total Investment Company (Cost $605)		713
REPURCHASE AGREEMENT — 1.8%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,263,176 (collateralized by a U.S. Government obligation, par value $1,280,000, 5.50%, 06/22/11, total market value $1,291,366) (A)	$ 1,262	1,262
Total Repurchase Agreement (Cost $1,262)		1,262
Total Investments — 100.1% (Cost $47,583) †		68,813
Other Assets and Liabilities, Net — (0.1)%		(81)
Total Net Assets 100.0%		$ 68,732

* Non-income producing security.

(A) — Tri-party repurchase agreement

Cl — Class
REITs — Real Estate Investment Trusts
S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $47,643 (000), and the unrealized appreciation and depreciation were $21,895 (000) and $(725) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Cash Reserves Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
CERTIFICATES OF DEPOSIT — 24.5%		
Abbey National		
5.420%, 02/08/07	$ 700	$ 700
American Ex Bank		
5.280%, 01/11/07	800	800
Australia and New Zealand Delaware		
4.810%, 01/29/07	600	600
Bank of America		
5.210%, 04/19/07	500	500
Bank of Ireland		
5.335%, 05/10/07	500	500
Barclays Bank		
5.500%, 06/18/07	500	500
BNP Paribas		
5.320%, 04/10/07	300	300
BNP Paribas Finance		
5.330%, 04/30/07	500	500
Branch Banking & Trust		
5.315%, 05/21/07	500	500
Deutsche Bank Financial		
4.940%, 02/06/07	350	350
Fortis Bank		
5.690%, 07/23/07	350	350
HBOS Treasury Services		
5.290%, 03/05/07	500	500
4.840%, 01/30/07	600	600
Societe Generale		
5.670%, 07/23/07	350	350
Toronto-Dominion		
5.300%, 06/13/07	500	500
Washington Mutual		
5.370%, 04/25/07	250	250
Wells Fargo Bank		
5.090%, 03/29/07	700	700
Total Certificates of Deposit (Cost $8,500)		8,500
COMMERCIAL PAPER (A) — 48.4%		
Apreco		
5.315%, 01/19/07	700	698
Aspen Funding		
5.309%, 02/05/07	700	696
CRC Funding		
5.319%, 01/23/07	700	698
Falcon Asset Securitization		
5.305%, 01/12/07	700	699
Galaxy Funding		
5.316%, 03/13/07	700	693
General Electric Capital		
5.277%, 02/27/07	1,000	992
Goldman Sachs		
5.322%, 01/31/07	1,000	995
Greyhawk Funding		
5.329%, 02/05/07	700	696

Description	Face Amount (000)	Value (000)
COMMERCIAL PAPER (A) — CONTINUED		
Metlife Funding		
5.289%, 01/31/07	$ 1,000	$ 996
Mont Blanc		
5.311%, 01/09/07	500	499
Morgan Stanley		
5.310%, 02/20/07	700	695
National Rural Utilities		
5.301%, 01/08/07	1,000	999
New York Life Capital		
5.294%, 01/30/07	1,000	996
Old Line Funding		
5.304%, 01/12/07	700	699
Park Avenue		
5.293%, 01/25/07	700	697
Procter & Gamble		
5.266%, 01/11/07	1,000	998
Prudential Funding		
5.276%, 01/17/07	1,000	998
Ranger Funding		
5.315%, 01/19/07	700	698
Scaldis Capital		
5.310%, 01/10/07	700	699
Sysco		
5.314%, 02/20/07	1,000	993
Yorktown Capital		
5.333%, 01/31/07	700	698
Total Commercial Paper (Cost $16,832)		16,832
CORPORATE BONDS — 3.9%		
Credit Suiss First Boston		
4.790%, 01/24/07	400	400
International Business Machines (B)		
5.363%, 06/28/07	500	500
Royal Bank Scotland		
4.815%, 01/18/07	450	450
Total Corporate Bonds (Cost $1,350)		1,350
MORTGAGE RELATED — 5.4%		
Freddie Mac		
5.350%, 11/21/07	500	500
Holmes Finance, 144A (B)		
5.290%, 07/15/07	230	230
IMT, 144A (B)		
5.330%, 05/27/38	280	280
Mound Financing, 144A (B)		
5.320%, 05/08/07	180	180
Perma, 144A (B)		
5.320%, 03/10/07	360	360
Permanent Master Issuer (B)		
5.300%, 10/17/07	345	345
Total Mortgage Related (Cost $1,895)		1,895

SCHEDULE OF INVESTMENTS

Old Mutual Cash Reserves Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 17.3%		
Deutsche Bank 5.30%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $6,003,533 (collaterlized by various U.S. Government obligations, ranging in par value from $108,156 - $4,068,443, 4.00% - 8.50%, 07/01/16 – 12/01/36, total market value $6,120,000) (C)	$ 6,000	$ 6,000
Total Repurchase Agreement (Cost $6,000)		6,000
Total Investments — 99.5% (Cost $34,577) †		34,577
Other Assets and Liabilities, Net — 0.5%		168
Net Assets — 100.0%		$ 34,745

(A) — Discount Note. The rate reflected is the effective yield at time of purchase.

(B) — Floating rate security. The rate reflected represents the security's coupon rate as of December 31, 2006.

(C) — Tri-party repurchase agreement.

144A — Security exempt from registration under Rule144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2006, the value of these securities amounted to $1,050 (000), representing 3.0% of net assets.

Cost figures are shown with "000's" omitted.

† For Federal tax purposes, the Fund's aggregate tax cost is equal to book cost.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
U.S. GOVERNMENT MORTGAGE-BACKED OBLIGATIONS — 40.0%		
FHLMC TBA		
5.500%, 01/01/33	$ 1,125	$ 1,111
FNMA TBA		
6.500%, 01/01/37	190	193
6.000%, 01/01/20	160	162
5.500%, 01/01/19	300	300
5.000%, 01/01/19	500	491
5.000%, 01/01/37	785	758
4.500%, 01/01/19	140	136
Total U.S. Government		
Mortgage-Backed Obligations (Cost $3,175)		3,151
ASSET-BACKED SECURITIES — 33.1%		
Auto & Transportation — 3.0%		
Chase Manhattan Auto Owner Trust, Ser 2003-A, Cl A4		
2.060%, 12/15/09	27	27
Harley-Davidson Motorcycle Trust, Ser 2003-1, Cl A2		
2.630%, 11/15/10	32	31
Harley-Davidson Motorcycle Trust, Ser 2003-3, Cl B		
2.280%, 05/15/11	18	17
Superior Wholesale Inventory Financing Trust, Ser 2004-A9, Cl A (A)		
5.400%, 05/15/09	117	117
WFS Financial Owner Trust ABA, Ser 2005-2, Cl A3		
4.170%, 12/17/09	45	45
		237
Credit Card — 1.9%		
Metris Master Trust, Ser 2002-4, Cl A (A)		
5.730%, 05/20/11	150	150
Equipment — 2.5%		
Aircraft Certificate Owner Trust, Ser 2003-1A, Cl D, 144A		
6.455%, 09/20/22	73	72
CNH Equipment Trust, Ser 2003-A, Cl A4B		
2.570%, 09/15/09	15	15
GE Corporate Aircraft Financing, Ser 2004-1A, Cl A2 (A)		
5.520%, 09/25/13	63	63
John Deere Owner Trust, Ser 2003-A, Cl A4		
2.440%, 06/15/10	45	44
		194
Home Equity Loans — 21.7%		
ACE Securities, Ser 2006-FM1, Cl A2B (A)		
5.410%, 07/25/36	155	155
Centex Home Equity, Ser 2005-C, Cl AV2 (A)		
5.500%, 06/25/35	55	55

Description	Face Amount (000)	Value (000)
ASSET-BACKED SECURITIES — CONTINUED		
Home Equity Loans — continued		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5		
6.710%, 02/25/33	$ 8	$ 8
Countrywide Asset Backed Certificates, Ser 2003-5, Cl MF2		
5.959%, 11/25/33	100	100
Countrywide Asset-Backed Certificates, Ser 7, Cl AF6 (A)		
4.693%, 11/25/35	38	36
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3		
7.700%, 09/25/27	13	13
Fannie Mae Whole Loan		
4.978%, 11/25/32	26	26
GEWMC, Ser 2005-1, Cl A2A (A)		
5.470%, 10/25/35	37	37
Household Home Equity Loan Trust, Ser 2006-2, Cl A1 (A)		
5.470%, 03/20/36	135	135
Indymac Home Equity Loan, Ser 2001-A, Cl AF6		
6.537%, 11/25/30	7	7
IXIS, Ser 2006-HE2, Cl A1 (A)		
5.410%, 08/25/36	42	42
JP Morgan Mortgage Acquisition Ser 2006-FRE2, Cl A3 (A)		
5.530%, 02/25/36	165	165
JP Morgan Mortgage Acquisition, Ser 2006-CW1, Cl A2 (A)		
5.390%, 05/25/36	69	69
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A2 (A)		
5.500%, 01/25/36	155	155
Merril Lynch Mortgage Investors, Ser 2006-SL2, Cl A (A)		
5.470%, 05/25/37	135	135
People's Financial Realty, Ser 2006-1, Cl 1A1 (A)		
5.390%, 09/25/36	124	124
Popular ABS Mortgage Pass Through Trust, Ser 2005-3, Cl AF1 (A)		
5.450%, 07/25/35	18	18
RAAC, Ser 2006-SP2, Cl A1 (A)		
5.420%, 02/25/36	59	59
Renaissance Home Equity Loan, Ser 2005-2, Cl AV1 (A)		
5.440%, 08/25/35	18	18
Residential Asset Mortgage Products, Ser 2004-RS4, Cl AI3		
4.003%, 01/25/30	22	22
Residential Asset Securities, Ser 2001-KS2, Cl AI5		
7.014%, 06/25/31	39	39
Residential Asset Securities, Ser 3002-KS3, Cl AI6		
5.960%, 09/25/31	35	35
Securitized Asset Backed Receivables (A)		
5.410%, 03/25/36	31	31

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
ASSET-BACKED SECURITIES — CONTINUED		
Home Equity Loans — continued		
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (A) 5.460%, 06/25/36	$ 75	$ 75
Structured Asset Investment Loan, Ser 2003-BC3, Cl M2 (A) 8.275%, 04/25/33	40	40
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (A) 3.970%, 05/25/34	115	112
		1,711
Infrastructure — 1.1%		
Comed Transitional Funding Trust, Ser 1998-1, Cl A6 5.630%, 06/25/09	14	14
PP&L Transition Bond Company LLC, Ser 1999-1, Cl A8 7.150%, 06/25/09	25	26
TXU, Ser 2004-1, Cl A2 4.810%, 11/17/14	50	49
		89
Other — 1.6%		
Oil And Gas Royalty Trust, Ser 2005-1A, Cl A, 144A 5.090%, 07/28/12	125	125
Student Loans — 1.3%		
SLMA, Ser 2002-5, Cl A4L (A) 5.510%, 09/17/18	46	46
SLMA, Ser 2002-7, Cl A4 (A) 5.540%, 09/15/17	58	58
		104
Total Asset-Backed Securities (Cost $2,612)		2,610
COMMERICAL MORTGAGES — 21.2%		
Banc of America Commercial Mortgage CMBS, Ser 2000-1, Cl A1A 7.109%, 11/15/31	19	19
Bank of America Commercial Mortgage CMBS, Ser 2001-PB1, Cl A2 5.787%, 05/11/35	49	50
Bank of America Commercial Mortgage CMBS, Ser 2005-2, Cl A1 4.041%, 07/10/43	46	46
Bear Stearns Commercial Mortgage Securities CMBS, Ser 1999-WF2, Cl A2 7.080%, 07/15/31	75	77
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2004-PWR5, Cl A1 3.762%, 07/11/42	70	68

Description	Face Amount (000)	Value (000)
COMMERICAL MORTGAGES — CONTINUED		
Commercial and Mortgage Loan CMBS, Ser 1999-1, Cl A2 6.455%, 05/15/32	$ 63	$ 64
Commercial and Mortgage Loan CMBS, Ser 2004-LB4A, Cl A1 3.566%, 10/15/37	20	20
DLJ Commerical Mortgage CMBS, Ser 2000-CF1, Cl A4 8.020%, 06/10/33	50	54
FHLMC Multifamily Structured Pass CMBS, Ser K001, Cl A3 (A) 6.003%, 01/25/12	69	70
First Union National Bank Commercial Mortgage CMBS, Ser 2000-C2, Cl A1 6.940%, 10/15/32	18	18
GE Mortgage Securities CMBS, Ser 1998-C1, Cl B 6.970%, 10/18/30	75	77
GS Capital Commercial Mortgage CMBS, Ser 2004-C3, Cl A1 3.752%, 07/10/39	52	51
JPMorgan Chase Commercial Mortgage CMBS, Ser 2001-CIB2, Cl D (A) 6.847%, 04/15/35	150	160
JPMorgan Chase Commercial Mortgage CMBS, Ser 2004-CB9, Cl A1 (A) 3.475%, 06/12/41	59	57
JPMorgan Chase Commercial Mortgage CMBS, Ser 2005-CB13, Cl A1 3.635%, 01/12/43	33	32
JPMorgan Commercial Mortgage Finance CMBS, Ser 1998-C6, Cl B 6.735%, 01/15/30	50	50
Lehman Brothers Commercial Mortgage Trust CMBS, Ser 1999-C1, Cl A2 6.780%, 06/15/31	75	77
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2001-C2, Cl A2 6.653%, 11/15/27	80	84
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2002-C7, Cl A2 3.899%, 12/15/26	25	25
Merrill Lynch/Countrywide Commercial Mortgage CMBS, Ser 2006-4, Cl A1 (A) 3.642%, 12/12/49	80	78
Morgan Stanley Capital CMBS, Ser 1998-HF1, Cl C 6.750%, 03/15/30	125	126
Morgan Stanley Capital CMBS, Ser 2005-HQ7, Cl A1 3.864%, 11/14/42	35	34

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
COMMERICAL MORTGAGES — CONTINUED		
Morgan Stanley Dean Witter Capital CMBS, Ser 2000-LIF2, Cl A1 6.960%, 10/15/33	$ 7	$ 7
Mortgage Capital Funding CMBS, Ser 1998-MC1, Cl C 6.947%, 03/18/30	100	101
Nationslink Funding Corporation CMBS, Ser 1999-1, Cl A2 6.316%, 01/20/31	17	17
PNC Mortgage Acceptance CMBS, Ser 2001-C1, Cl A2 6.360%, 03/12/34	125	130
Wachovia Bank Commercial Mortgage Trust CMBS, Ser 2005-C20, Cl AMFX (A) 5.179%, 07/15/42	80	80
Total Commerical Mortgages (Cost $1,690)		1,672
CORPORATE BONDS — 15.1%		
America West Airlines, Ser 2001-1 7.100%, 04/02/21	80	85
American Airlines 7.250%, 02/05/09	150	153
Banco Mercantile Del Nort 6.135%, 10/13/16	30	30
Berkley 5.600%, 05/15/15	50	49
Brasil Telecom 9.375%, 02/18/14	80	88
Delta Air Lines, Ser 2002-1 6.417%, 07/02/12	25	25
Embarq 7.082%, 06/01/16	60	61
Endurance Specialty Holdings 6.150%, 10/15/15	30	30
Glitnir Banki, 144A 4.750%, 10/15/10	30	30
Istar Financial 5.650%, 09/15/11	75	75
Kaupthing Bank, 144A 7.125%, 05/19/16	100	106
Liberty Media 5.700%, 05/15/13	50	47
Nextel Communications, Ser D 7.375%, 08/01/15	60	61
Residential Capital 6.000%, 02/22/11	75	75
Simon Property Group 5.100%, 06/15/15	50	49
Time Warner 5.500%, 11/15/11	60	60
Vale Overseas 6.250%, 01/23/17	55	55
Verizon Communications 5.350%, 02/15/11	60	60
Xstrata Finance Canada, 144A 5.500%, 11/16/11	55	55
Total Corporate Bonds (Cost $1,169)		1,194

Description	Face Amount (000)/Shares	Value (000)
MORTGAGE RELATED — 7.1%		
Countrywide Home Loans CMO, Ser 2004-HYB6, Cl A2 (A) 4.580%, 11/20/34	$ 81	$ 80
Crusade Global Trust CMO, Ser 2003-2, Cl A (A) 5.550%, 09/18/34	78	78
Fannie Mae Agency CMO, Ser 2006-5, Cl 2A2 (A) 5.490%, 02/25/35	95	95
Luminent Mortgage Trust CMO, Ser 2006-6, Cl A1 (A) 5.550%, 10/25/46	94	94
MLCC Mortgage Investors CMO, Ser 2005-A, Cl A1 (A) 5.580%, 03/25/30	42	42
People's Choice Home Loan Securities Trust CMO, Ser 2005-1, Cl 1A2 (A) 5.620%, 10/25/31	20	20
Permanent Financing CMO, Ser 6, Cl 2A (A) 5.440%, 12/10/11	117	117
Washington Mutual CMO, Ser 2005-AR2, Cl 2A22 (A) 5.570%, 01/25/45	34	35
Total Mortgage Related (Cost $562)		561
U.S. TREASURY OBLIGATIONS — 6.5%		
U.S. Treasury Bill (B) (C) 4.935%, 03/15/07	4	4
U.S. Treasury Bond 5.375%, 02/15/31	170	182
U.S. Treasury Note 4.625%, 11/15/09	68	67
4.625%, 11/15/16	168	167
4.500%, 11/30/11	90	90
Total U.S. Treasury Obligations (Cost $511)		510
PREFERRED STOCK — 0.6%		
Bank of America, 5.718%	2,000	50
Total Preferred Stock (Cost $50)		50
REPURCHASE AGREEMENT — 16.2%		
Morgan Stanley 5.05%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $1,274,579 (collateralized by a U.S. Treasury obligation, par value $3,548,414, 6.375%, 08/15/27, total market value $1,299,358) (D)	$ 1,274	1,274
Total Repurchase Agreement (Cost $1,274)		1,274
Total Investments — 139.8% (Cost $11,043) †		11,022
Other Assets and Liabilities, Net — (39.8)%		(3,136)
Total Net Assets — 100.0%		$ 7,886

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
December 31, 2006 (Unaudited)

(A) — Floating rate security. The rate reflected represents the security's coupon rate as of December 31, 2006.
(B) — All or a portion of the security has been pledged as collateral for open futures contracts.
(C) — The rate reported represents the security's effective yield at time of purchase.
(D) — Tri-party repurchase agreement

ABS — Asset Backed Security
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
FHLMC — Federal Home Loan Mortgage Corporation
FNMA — Federal National Mortgage Association
Ser — Series
SLMA — Student Loan Marketing Association
TBA — To Be Announced

144A — Security exempt from registration under Rule144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2006, the value of these securities amounted to $388 (000), representing 4.9% of net assets.

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's investments was $11,043 (000), and the unrealized appreciation and depreciation were $42 (000) and $(63) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

The Fund had the following futures contracts open as of December 31, 2006:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)
10 Year U.S. Treasury Note — Short	(2)	(215)	March 2007	$ 3

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Short Term Fixed Income Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
MORTGAGE RELATED — 27.9%		
Countrywide Alternative Loan Trust CMO, Ser J4, Cl 1A3 6.250%, 06/25/36	$ 4,814	$ 4,858
Countrywide Home Loans CMO, Ser 2004-13, Cl 2A17 5.750%, 08/25/34	4,073	4,051
First Horizon Alternative Mortgage CMO, Ser 2004-AA4, Cl A1 (A) 5.398%, 10/25/34	4,416	4,406
Granite Mortgages CMO, Ser 2004-3, Cl 1A3 (A) 5.550%, 09/20/44	1,044	1,044
GSR Mortgage Loan Trust CMO, Ser 2004-12, Cl 3A3 (A) 4.440%, 12/25/34	7,315	7,236
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 3A2 (A) 4.610%, 05/25/35	4,032	3,994
MLCC Mortgage Investors CMO, Ser 2004-1, Cl 1A (A) 4.647%, 12/25/34	5,652	5,700
Residential Funding Mortgage Securitues CMO, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	5,525	5,472
Sequoia Mortgage Trust CMO, Ser 2004-12, Cl A1 (A) 5.620%, 01/20/35	1,881	1,884
Sequoia Mortgage Trust CMO, Ser 2004-9, Cl A2 (A) 5.800%, 10/20/34	2,667	2,672
Structured Asset Securities CMO, Ser 2002-21A, Cl 4A1 (A) 5.150%, 11/25/32	3,172	3,157
Structured Asset Securities CMO, Ser 2004-21XS, Cl 2A2 3.590%, 12/25/34	5,863	5,785
Wells Fargo Mortgage Backed Securities CMO, Ser 2005-AR3, Cl 2A1 (A) 4.186%, 03/25/35	4,638	4,557
Wells Fargo Mortgage Backed Securities PAC CMO, Ser 2002-18, Cl 2A4 6.000%, 12/25/32	1,844	1,800
Total Mortgage Related (Cost $56,877)		56,616
COMMERCIAL MORTGAGES — 25.5%		
Bear Stearns Commercial Mortgage CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	2,870	2,854
Bear Stearns Commercial Mortgage CMBS, Ser 2004-PWR3, Cl A1 3.236%, 02/11/41	3,154	3,063

Description	Face Amount (000)	Value (000)
COMMERCIAL MORTGAGES — CONTINUED		
Commercial Mortgage Pass-Through CMBS, Ser 2044-LB2A, Cl A1 2.964%, 03/10/39	$ 777	$ 757
CS First Boston Mortgage Securities CMBS, Ser 1997-C1, Cl C 7.340%, 06/20/29	1,350	1,357
CS First Boston Mortgage Securities CMBS, Ser 2003-CK2, Cl A1 3.006%, 03/15/36	2,700	2,643
CS First Boston Mortgage Securities CMBS, Ser 2004-C1, Cl A1 2.254%, 01/15/37	742	731
DLJ Mortgage Acceptance CMBS, Ser 1997-CF2, Cl A1B, 144A 6.820%, 10/15/30	1,024	1,027
GMAC Commercial Mortgage Securities CMBS, Ser 2003-C3, Cl A1 3.400%, 04/10/40	1,726	1,684
GMAC Commercial Mortgage Securities CMBS, Ser C2, Cl C 6.910%, 12/15/07	3,100	3,123
Greenwich Capital Commercial Funding CMBS, Ser 2002-C1, Cl A1 3.357%, 01/11/13	4,608	4,534
JPMorgan Chase Commercial Mortgage CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	2,191	2,131
LB-UBS Commercial Mortgage Trust CMBS, Ser 2003-C3, Cl A1 2.599%, 05/15/27	4,190	4,076
LB-UBS Commercial Mortgage Trust CMBS, Ser 2004-C1, Cl A1 2.964%, 01/15/29	6,713	6,501
Merrill Lynch Mortgage Trust CMBS, Ser 2002-MW1, Cl A2 4.929%, 07/12/34	6,100	6,074
Nationslink Funding CMBS, Ser 1998-1, Cl D 6.803%, 03/20/30	1,365	1,377
Prudential Mortgage Capital Funding CMBS, Ser 2001-ROCK, Cl A1 6.232%, 05/10/34	4,135	4,169
Wachovia Bank Commercial Mortgage CMBS, Ser 2004-C10, Cl A1 3.065%, 02/15/41	5,700	5,514
Total Commercial Mortgages (Cost $52,078)		51,615

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Short Term Fixed Income Fund
December 31, 2006 (Unaudited)

Description	Face Amount (000)	Value (000)
ASSET-BACKED SECURITIES — 19.7%		
Auto & Transportation — 3.3%		
Carmax Auto Owner Trust, Ser 2003-2, Cl A4 3.070%, 10/15/10	$ 6,776	$ 6,714
Credit Card — 4.9%		
Providian Gateway Master Trust, Ser 2004-EA, Cl A, 144A (A) 5.480%, 11/15/11	10,000	10,017
Equipment — 1.4%		
Great America Leasing Receivables, Ser 2006-1, Cl A4 5.390%, 09/15/11	2,800	2,817
Home Equity Loans — 7.8%		
Ameriquest Mortgage Securities, Ser 2003-5I, Cl A4I 4.272%, 07/25/33	774	767
EQCC Trust, Ser 2002-1, Cl 2A (A) 5.650%, 11/25/31	346	346
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 6.110%, 02/25/32	526	524
First Horizon Trust, Ser 2004-HE3, Cl A (A) 5.640%, 10/25/34	2,633	2,640
GSAA Home Equity Trust, Ser 2005-12, Cl AV1 (A) 5.480%, 09/25/35	1,505	1,505
Household Home Equity Loan Trust, Ser 2006-3, Cl A3F 5.630%, 03/20/36	4,305	4,291
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A1 (A) 5.430%, 01/25/36	1,792	1,792
Residential Asset Securities, Ser 2003-KS1, Cl A1 5.760%, 01/25/33	1,053	1,054
Residential Funding Mortgage Securities, Ser 2003-HI3, Cl AI4 (A) 4.670%, 06/25/18	2,996	2,978
		15,897
Other — 2.3%		
Oil And Gas Royalty Trust, Ser 2005-1A, Cl A, 144A 5.090%, 07/28/12	4,596	4,576
Total Asset-Backed Securities (Cost $40,074)		40,021

Description	Face Amount (000)	Value (000)
CORPORATE BOND — 13.8%		
General Electric Capital MTN, Ser A 4.125%, 09/01/09	$ 5,000	$ 4,875
Rosyln Bancorp 5.750%, 11/15/07	3,000	2,982
SBC Communications Capital MTN, Ser E 7.000%, 10/01/12	5,000	5,092
Southwest Gas MTN, Ser A 6.890%, 09/24/07	5,000	5,048
Southwestern Bell Telephone 6.625%, 07/15/07	5,000	5,027
Unitrin 5.750%, 07/01/07	5,000	5,003
Total Corporate Bond (Cost $28,536)		28,027
U.S. GOVERNMENT MORTGAGE-BACKED OBLIGATIONS — 11.8%		
FNMA 5.500%, 08/01/17	3,831	3,830
FNMA TBA 6.000%, 01/01/37	5,000	5,033
5.500%, 01/01/19	15,000	14,995
Total U.S. Government Mortgage-Backed Obligations (Cost $23,928)		23,858
U.S. TREASURY OBLIGATIONS — 5.9%		
U.S. Treasury Note 4.250%, 11/30/07	12,000	11,918
Total U.S. Treasury Obligations (Cost $11,967)		11,918
REPURCHASE AGREEMENTS — 5.0%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $10,237,476 (collateralized by various U.S. Government obligations, ranging in par value from $1,490,000 - $ 8,925,000, 5.500% - 5.625%, 06/29/09 – 06/22/11, total market value $10,439,387) (B)	10,232	10,232
Total Repurchase Agreements (Cost $10,232)		10,232
Total Investments — 109.6% (Cost $223,692) †		222,287
Other Assets and Liabilities, Net — (9.6)%		(19,404)
Net Assets — 100.0%		$ 202,883

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Short Term Fixed Income Fund
December 31, 2006 (Unaudited)

(A) — Floating rate security. The rate reflected represents
the security's coupon rate as of December 31, 2006.
(B) — Tri-party repurchase agreement

Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
FNMA — Federal National Mortgage Association
MTN — Medium Term Note
Ser — Series
TBA — To Be Announced

144A — Security exempt from registration under Rule144A
of the Securities Act of 1933. This security may be
resold in transactions exempt from registration,
normally to qualified institutional buyers. On
December 31, 2006, the value of these securities
amounted to $15,620 (000), representing 7.7% of net
assets.

Cost figures are shown with "000's" omitted.

† At December 31, 2006, the tax basis cost of the Fund's
investments was $223,692 (000), and the unrealized
appreciation and depreciation were $231 (000) and
$(1,636) (000), respectively.

For information regarding the Fund's policy regarding
valuation of investments and other significant
accounting policies, please refer to the Fund's most
recent semi-annual or annual financial statements.